UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2013

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2013

ITEM 1 - FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
REVENUES	430,707	486,781	881,744	987,887

OPERATING EXPENSES
Voyage expenses	26,154	39,176	52,469	77,813
Vessel operating expenses	195,978	191,773	383,442	379,527
Time-charter hire expense	26,544	31,491	53,996	75,470
Depreciation and amortization	109,769	115,068	212,263	229,682
General and administrative	35,395	36,230	74,666	74,592
Asset impairments and provisions (note 6b)	7,042	1,048	10,207	1,048
(Gain) loss on sale of vessels and equipment (note 6a)	(1,341)	2,221	(1,309)	2,024
Restructuring charges (note 11)	1,789	1,525	3,843	1,525

Total operating expenses	401,330	418,532	789,577	841,681

Income from vessel operations	29,377	68,249	92,167	146,206

OTHER ITEMS
Interest expense	(44,687)	(42,707)	(87,197)	(85,007)
Interest income	2,018	1,645	3,036	3,691
Realized and unrealized gain (loss) on non-designated derivative instruments (note 14)	56,035	(94,598)	42,246	(89,783)
Equity income	47,372	5,291	74,687	22,935
Foreign exchange gain (notes 7 and 14)	678	17,835	2,867	2,011
Other (loss) income (note 12)	(1,386)	89	3,856	2,432

Net income (loss) before income taxes	89,407	(44,196)	131,662	2,485
Income tax (expense) recovery (note 15)	(1,873)	1,849	(4,373)	5,417

Net income (loss)	87,534	(42,347)	127,289	7,902
Less: Net income attributable to non-controlling interests	(76,167)	(4,927)	(122,058)	(54,110)

Net income (loss) attributable to stockholders of Teekay Corporation	11,367	(47,274)	5,231	(46,208)

Per common share of Teekay Corporation (note 16)
• Basic earnings (loss) attributable to stockholders of Teekay Corporation	0.16	(0.68)	0.07	(0.67)
• Diluted earnings (loss) attributable to stockholders of Teekay Corporation	0.16	(0.68)	0.07	(0.67)
• Cash dividends declared	0.3163	0.3163	0.6325	0.6325
Weighted average number of common shares outstanding (note 16)
• Basic	70,393,531	69,231,419	70,142,301	69,043,639
• Diluted	71,314,629	69,231,419	71,142,363	69,043,639

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	$	$	$	$
Net income (loss)	87,534	(42,347)	127,289	7,902

Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized loss on marketable securities	(1,136)	(563)	(2,062)	(795)
Unrealized (loss) gain on qualifying cash flow hedging instruments	(22)	(1,601)	(554)	1,220
Pension adjustments, net of taxes	—	—	1,464	(2,361)
Foreign exchange (loss) gain on currency translation	(479)	(40)	653	(800)
Amounts reclassified from accumulated other comprehensive income (loss)
To other income:
Impairment of marketable securities	2,062	—	2,062	—
Realized loss on marketable securities	—	—	—	420
To general and administrative expenses:
Realized loss (gain) on qualifying cash flow hedging instruments	88	(374)	84	(1,377)
Settlement of defined benefit pension plan	974	—	974	—

Other comprehensive income (loss)	1,487	(2,578)	2,621	(3,693)

Comprehensive income (loss)	89,021	(44,925)	129,910	4,209
Less: Comprehensive income attributable to non-controlling interests	(76,167)	(4,432)	(122,100)	(54,157)

Comprehensive income (loss) attributable to stockholders of Teekay Corporation	12,854	(49,357)	7,810	(49,948)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share amounts)

	As at	As at
	June 30, 2013	December 31, 2012
	$	$
ASSETS
Current
Cash and cash equivalents (note 7)	540,206	639,491
Restricted cash	37,357	39,390
Accounts receivable, including non-trade of $170,407 (2012—$83,046) and related party balance of $12,057 (2012—$9,101)	548,896	488,834
Vessels held for sale	6,800	22,364
Net investment in direct financing leases (note 4)	12,556	12,303
Prepaid expenses and other	74,860	61,549
Current portion of loans to equity accounted investees	2,743	139,183
Investment in term loans (note 6b)	188,895	120,642
Current portion of derivative assets (note 14)	23,406	31,669

Total current assets	1,435,719	1,555,425

Restricted cash—non-current	495,714	494,429
Vessels and equipment (notes 6 and 7)
At cost, less accumulated depreciation of $2,196,020 (2012—$1,976,257)	6,130,009	6,004,324
Vessels under capital leases, at cost, less accumulated amortization of $144,636 (2012 – $133,228)	612,633	624,059
Advances on newbuilding contracts (note 9a)	706,965	692,675

Total vessels and equipment	7,449,607	7,321,058

Net investment in direct financing leases—non-current (note 4)	417,858	424,298
Loans to joint ventures and joint venture partners, bearing interest between nil to 8.0%	177,111	67,720
Derivative assets (note 14)	96,583	148,581
Equity accounted investments (notes 3 and 9b)	621,484	480,043
Investment in term loans	—	68,114
Other non-current assets	140,339	149,682
Intangible assets – net	116,633	126,136
Goodwill	166,539	166,539

Total assets	11,117,587	11,002,025

LIABILITIES AND EQUITY
Current
Accounts payable	107,106	111,474
Accrued liabilities	418,956	363,218
Current portion of derivative liabilities (note 14)	180,724	115,835
Current portion of long-term debt (note 7)	942,964	797,411
Current obligation under capital leases	160,284	70,272
Current portion of in-process revenue contracts	47,302	60,627
Advances from equity accounted investees	5,941	4,064

Total current liabilities	1,863,277	1,522,901

Long-term debt, including amounts due to joint venture partners of $13,282 (2012—$13,282) (note 7)	4,800,145	4,762,303
Long-term obligation under capital leases	472,440	567,302
Derivative liabilities (note 14)	348,834	528,187
In-process revenue contracts	160,964	180,964
Other long-term liabilities	209,479	220,079

Total liabilities	7,855,139	7,781,736

Commitments and contingencies (notes 4, 9, and 14)
Redeemable non-controlling interest (note 9e)	28,357	28,815
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 70,713,470 shares outstanding (2012—69,704,188); 71,212,670 shares issued (2012—70,203,388) (note 8)	700,484	681,933
Retained earnings	563,120	648,224
Non-controlling interest	1,982,676	1,876,085
Accumulated other comprehensive loss (note 13)	(12,189)	(14,768)

Total equity	3,234,091	3,191,474

Total liabilities and equity	11,117,587	11,002,025

Consolidation of variable interest entities (note 3a)
Subsequent events (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2013	2012
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	127,289	7,902
Non-cash items:
Depreciation and amortization	212,263	229,682
Amortization of in-process revenue contracts	(33,286)	(35,907)
Gain on sale of vessels and equipment and other assets	(1,309)	(193)
Asset impairments and provisions (note 6b)	10,207	1,048
Equity income, net of dividends received	(73,437)	(22,934)
Income tax expense (recovery)	4,373	(5,417)
Employee stock option compensation	1,965	4,026
Unrealized foreign exchange gain	(54,506)	(16,222)
Unrealized (gain) loss on derivative instruments	(54,699)	43,104
Other	7,435	41,594
Change in operating assets and liabilities	(45,879)	(95,479)
Expenditures for dry docking	(33,592)	(11,720)

Net operating cash flow	66,824	139,484

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,163,917	819,955
Scheduled repayments of long-term debt (note 7)	(228,982)	(154,253)
Prepayments of long-term debt	(703,816)	(487,548)
Repayments of capital lease obligations	(5,205)	(5,040)
Advances of loans from joint ventures and joint venture partners	—	(3,659)
Increase (decrease) in restricted cash	465	(31,641)
Net proceeds from issuance of Teekay LNG Partners L.P. units (note 5)	4,819	—
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 5)	207,582	—
Net proceeds from issuance of Teekay Tankers Ltd. shares	—	65,854
Equity contribution by joint venture partner	1,684	—
Issuance of Common Stock upon exercise of stock options	16,582	5,161
Repurchase of Teekay Tankers Ltd. shares	—	(1,667)
Distributions paid from subsidiaries to non-controlling interests	(125,728)	(121,109)
Cash dividends paid	(45,282)	(44,956)

Net financing cash flow	286,036	41,097

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(320,018)	(205,186)
Proceeds from sale of vessels and equipment and other	39,551	205,096
Proceeds from sale of marketable securities	—	1,063
Investment in joint ventures	(136,413)	(161,209)
Advances to joint ventures and joint venture partners	(41,452)	(58,916)
Direct financing lease payments received	6,187	12,162
Other investing activities	—	19

Net investing cash flow	(452,145)	(206,971)

Decrease in cash and cash equivalents	(99,285)	(26,390)
Cash and cash equivalents, beginning of the period	639,491	692,127

Cash and cash equivalents, end of the period	540,206	665,737

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands	Common		Accumu-
	of Shares	Stock and		lated Other			Redeemable
	of Common	Additional		Compre-	Non-		Non-
	Stock	Paid-in	Retained	hensive	controlling		controlling
	Outstanding	Capital	Earnings	Loss	Interests	Total	Interest
	#	$	$	$	$	$	$
Balance as at December 31, 2012	69,704	681,933	648,224	(14,768)	1,876,085	3,191,474	28,815

Net income			5,231		122,058	127,289
Reclassification of redeemable non-controlling interest in net income					458	458	(458)
Other comprehensive income				2,579	42	2,621
Dividends declared			(45,286)		(125,728)	(171,014)
Reinvested dividends	1	4				4
Exercise of stock options and other (note 8)	1,008	16,582				16,582
Employee stock compensation (note 8)		1,965				1,965
Dilution loss on public offerings of Teekay LNG and Teekay Offshore (note 5)			(9,628)			(9,628)
Excess of purchase price over the carrying value upon acquisition of Variable Interest Entity (note 3a)			(35,421)			(35,421)
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					109,761	109,761

Balance as at June 30, 2013	70,713	700,484	563,120	(12,189)	1,982,676	3,234,091	28,357

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2012, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and six months ended June 30, 2013, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit market conditions, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

In order to more closely align the Company’s presentation to many of its peers, the cost of ship management activities of $19.1 million and $38.6 million related to the Company’s fleet and to services provided to third parties for the three and six months ended June 30, 2013, respectively, have been presented as vessel operating expenses. For the three and six months ended June 30, 2013, revenues of $7.3 million and $13.8 million, respectively, from ship management activities provided to third parties have been presented in revenues. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred and revenues recorded in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses and revenues to conform to the presentation adopted in the current period. The amounts reclassified from general and administrative expenses to vessel operating expenses were $19.4 million and $40.0 million for the three and six months ended June 30, 2012, respectively. The amounts reclassified from general and administrative expenses to revenues were $4.9 million and $10.4 million for the three and six months ended June 30, 2012, respectively.

2. Segment Reporting

The following tables include results for the Company’s four segments for the three and six months ended June 30, 2013 and 2012:

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Three Months ended June 30, 2013	Segment	Segment	Segment	Segment	Total
Revenues	140,062	122,560	70,983	97,102	430,707
Voyage expenses	22,275	—	487	3,392	26,154
Vessel operating expenses	43,472	84,054	15,164	53,288	195,978
Time-charter hire expense	14,110	—	—	12,434	26,544
Depreciation and amortization	29,093	39,285	18,328	23,063	109,769
General and administrative(1)	9,324	11,760	5,314	8,997	35,395
Asset impairments and provisions	—	—	—	7,042	7,042
Gain on sale of vessels and equipment	—	(1,338)	—	(3)	(1,341)
Restructuring charges	1,043	—	—	746	1,789

Income (loss) from vessel operations	20,745	(11,201)	31,690	(11,857)	29,377

Segment assets as at June 30, 2013	1,844,517	2,787,470	3,279,847	1,983,339	9,895,173

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Three Months ended June 30, 2012	Segment	Segment	Segment	Segment	Total
Revenues	153,694	136,198	70,093	126,796	486,781
Voyage expenses	32,252	—	53	6,871	39,176
Vessel operating expenses	44,939	85,489	12,653	48,692	191,773
Time-charter hire expense	12,969	—	—	18,522	31,491
Depreciation and amortization	32,037	34,415	17,445	31,171	115,068
General and administrative(1)	11,241	10,214	4,513	10,262	36,230
Asset impairments and provisions	1,048	—	—	—	1,048
Loss on sale of vessels and equipment	—	—	—	2,221	2,221
Restructuring charges	—	—	—	1,525	1,525

Income from vessel operations	19,208	6,080	35,429	7,532	68,249

Segment assets as at June 30, 2012	1,871,341	2,497,592	3,108,124	2,494,008	9,971,065

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Six Months ended June 30, 2013	Segment	Segment	Segment	Segment	Total
Revenues	278,715	263,489	141,984	197,556	881,744
Voyage expenses	44,084	—	491	7,894	52,469
Vessel operating expenses	88,379	161,438	30,260	103,365	383,442
Time-charter hire expense	28,887	—	—	25,109	53,996
Depreciation and amortization	56,789	73,317	35,619	46,538	212,263
General and administrative(1)	19,828	24,121	11,510	19,207	74,666
Asset impairments and provisions	—	—	—	10,207	10,207
(Gain) loss on sale of vessels and equipment	—	(1,338)	—	29	(1,309)
Restructuring charges	1,630	—	—	2,213	3,843

Income (loss) from vessel operations	39,118	5,951	64,104	(17,006)	92,167

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Six Months ended June 30, 2012	Segment	Segment	Segment	Segment	Total
Revenues	309,929	264,866	143,678	269,414	987,887
Voyage expenses	59,267	232	149	18,165	77,813
Vessel operating expenses	94,758	159,571	25,620	99,578	379,527
Time-charter hire expense	26,586	—	—	48,884	75,470
Depreciation and amortization	63,829	67,563	34,683	63,607	229,682
General and administrative(1)	20,520	21,791	9,618	22,663	74,592
Asset impairments and provisions	1,048	—	—	—	1,048
Loss on sale of vessels and equipment	—	—	—	2,024	2,024
Restructuring charges	—	—	—	1,525	1,525

Income from vessel operations	43,921	15,709	73,608	12,968	146,206

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	June 30, 2013	December 31, 2012
	$	$
Total assets of all segments	9,895,173	9,719,938
Cash	540,206	639,491
Accounts receivable and other assets	682,208	642,596

Consolidated total assets	11,117,587	11,002,025

3. Acquisitions

a) FPSO Unit from Sevan Marine ASA

On November 30, 2011, Teekay entered into an agreement to acquire a floating, production, storage and off-loading (or FPSO) unit, the Sevan Voyageur (or Voyageur Spirit) and its existing customer contract from Sevan Marine ASA (or Sevan). Teekay agreed to acquire the Voyageur Spirit once the existing upgrade project was completed and the Voyageur Spirit commenced operations under its customer contract. In September 2012, the Voyageur Spirit completed its upgrade at the Nymo shipyard and arrived at the Huntington Field in the U.K. sector of the North Sea in October 2012. Under the terms of the agreement, Teekay prepaid Sevan $94 million to acquire the Voyageur Spirit, assumed the Voyageur Spirit’s existing $230.0 million credit facility, which had an outstanding balance of $220.5 million on November 30, 2011, and was responsible for all upgrade costs incurred after November 30, 2011, which were estimated to be between $140 million and $150 million. Teekay had control over the upgrade project and had guaranteed the repayment of the existing credit facility.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

On April 13, 2013, the Voyageur Spirit FPSO unit began production on the Huntington Field and commenced its five-year charter with E.ON Ruhrgas UK E&P Limited (or E.ON). On May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit. The excess of the price paid over the carrying value of the non-controlling interest acquired was $35.4 million and has been accounted for as a reduction to equity. Immediately thereafter, the FPSO unit was sold by Teekay to its subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) for an initial purchase price of $540.0 million that was effectively reduced to $527.3 million as at June 30, 2013 (see below). The Voyageur Spirit FPSO unit has been consolidated by the Company since November 30, 2011, as the Voyageur Spirit FPSO unit was a variable interest entity (or VIE) and the Company was the primary beneficiary from November 30, 2011 until its purchase in May 2013.

Upon commencing production on April 13, 2013, the Voyageur Spirit FPSO unit had a specified time period to receive final acceptance from the charterer, E.ON, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe under the charter contract, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. This resulted in $17.0 million of the charter rate being foregone during the second quarter of 2013. As part of the sales and purchase agreement for the Voyageur Spirit FPSO unit, Teekay has agreed to indemnify Teekay Offshore for this amount and any further loss of the charter rate under the charter agreement with E.ON from the date of first oil on April 13, 2013 until final acceptance is achieved, up to a maximum of $54 million. On August 27, 2013, the defect related to the FPSO unit’s gas compressor had been repaired and the Voyageur Spirit FPSO unit was producing at its full capacity as specified under the charter contract. Commercial discussions with E.ON are ongoing with respect to determining the date of final acceptance under the contract as well as compensation related to the period prior to final acceptance.

Any amounts paid as indemnification from Teekay to Teekay Offshore are effectively treated for accounting purposes as a reduction in the purchase price paid by Teekay Offshore. In addition, any compensation received from the charterer during the indemnification period will reduce the amount of Teekay’s indemnification to Teekay Offshore. The $540 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $527.3 million ($297.3 million net of assumed debt of $230.0 million) to reflect the $17 million indemnification amount for the second quarter of 2013, partially offset by the excess value of $4.3 million relating to the difference in fair value of the 1.4 million Teekay Offshore common units issued to Teekay on the date of closing of the transaction in May 2013 as compared to the fair value of the common units on the date Teekay offered to sell the FPSO unit to Teekay Offshore.

b) Teekay LNG – Exmar LPG BVBA Joint Venture

In February 2013, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity called Exmar LPG BVBA, took economic effect as of November 1, 2012 and included 19 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016, and taking into effect the sale of the Donau LPG carrier which was sold in April 2013) and five chartered-in LPG carriers. In July 2013, Exmar LPG BVBA exercised its options to construct two additional LPG carrier newbuildings. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million as its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The excess of the book value of net assets acquired over Teekay LNG’s investment in Exmar LPG BVBA, which amounted to approximately $6 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and recognition of goodwill, in accordance with the preliminary purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and Teekay LNG. Teekay LNG accounts for its investment in Exmar LPG BVBA using the equity method.

c) Teekay LNG – Marubeni Joint Venture

In February 2012, a joint venture between Teekay LNG and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six liquefied natural gas (or LNG) carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. Teekay LNG and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of the Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and Teekay LNG, Teekay LNG accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from short-term secured loan facilities and $266 million from equity contributions from Teekay LNG and Marubeni Corporation. Teekay LNG has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million. The carrying value of the guarantee liability as at June 30, 2013, was $0.2 million (December 31, 2012 – $0.6 million) and is included as part of other long-term liabilities. Teekay LNG has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and, consequently, its share of the $266 million equity contribution was $138.2 million. Teekay LNG also contributed an additional $5.8 million for its share of legal and financing costs as part of the investment. Teekay LNG financed the equity contributions by borrowing under its existing credit facilities. The excess of Teekay LNG’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounted to approximately $303 million, has been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the purchase price allocation. During the period between June 2013 and August 2013, the Teekay-LNG Marubeni Joint Venture completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030.

4. Vessel Charters

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

the joint venture. In addition to Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, the additional minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at June 30, 2013, for the Company’s chartered-in and chartered-out vessels were as follows:

	Remainder
	of 2013	2014	2015	2016	2017
	(in millions of U.S. dollars)
Charters-in—operating leases	42.7	40.7	15.9	9.1	9.1
Charters-in—capital leases (1)	81.5	60.0	31.8	31.7	55.0

	124.2	100.7	47.7	40.8	64.1

Charters-out—operating leases (2)	535.8	1,226.8	1,175.8	1,089.0	1,106.9
Charters-out—direct financing leases	25.0	48.7	47.8	48.0	42.9

	560.8	1,275.5	1,223.6	1,137.0	1,149.8

(1)	As at June 30, 2013 and December 31, 2012, the Company had $475.4 million and $475.5 million of restricted cash, respectively, which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totaled $57.7 million and $58.3 million as at June 30, 2013 and December 31, 2012, respectively.
(2)	The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after June 30, 2013, revenue from unexercised option periods of contracts that existed on June 30, 2013 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

5. Equity Financing Transactions

During the six months ended June 30, 2013 the Company’s publicly traded subsidiaries, Teekay Offshore and Teekay LNG completed the following public offerings, equity placements and equity issuances under continuous offering programs:

	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
Six Months ended June 30, 2013
Teekay Offshore Direct Equity Placement	61,224	(1,224)	(46)	59,954
Teekay Offshore Preferred Units Offering	150,000	—	(5,079)	144,921
Teekay Offshore Continuous Offering Program	2,819	(59)	(53)	2,707
Teekay LNG Continuous Offering Program	5,383	(108)	(456)	4,819

In April 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit and immediately thereafter, Teekay Offshore acquired the unit from Teekay for an original purchase price of $540.0 million (see Note 3(a)). Teekay Offshore financed the acquisition with the assumption of the $230.0 million debt facility secured by the unit, $253.0 million in cash and a $44.3 million equity private placement of common units to Teekay Corporation (including the general partner’s 2% proportionate capital contribution), which had a value of $40.0 million at the time Teekay offered to sell the units to Teekay Offshore. Upon completion of the private placement to Teekay, Teekay Offshore had 83.6 million common units outstanding. Teekay holds a 29.9% interest in Teekay Offshore, including the Company’s 2% general partner interest as at June 30, 2013. Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary.

6. Vessel Sales and Asset Impairments

a) Vessel Sales

During the six months ended June 30, 2013, the Company sold a 1992-built shuttle tanker, a 1992-built conventional tanker, a 1995-built conventional tanker and a 1998-built conventional tanker, that were part of the Company’s shuttle tanker and conventional tanker segments. Three of these vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2012, with their net book values written down to their sale proceeds net of cash outlays to complete the sales. All of the vessels were older vessels that the Company disposed of in the ordinary course of business.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

During the three and six months ended June 30, 2013, the Company sold sub-sea equipment from the Petrojarl I FPSO unit that is part of the Company’s FPSO segment. The Company realized a gain of $1.3 million from the sale of the equipment.

During the three and six months ended June 30, 2012, the Company sold a 1997-built conventional tanker that was part of the Company’s conventional tanker segment. The Company realized a loss of $2.2 million from the sale of the conventional tanker.

b) Loan Loss Provisions and Asset Impairments

In February 2011, Teekay made a $70 million term loan (or the 2011 Loan) to an unrelated ship-owner of a 2011-built Very Large Crude Carrier (or VLCC). The 2011 Loan bears interest at 9% per annum, which is payable quarterly. The 2011 Loan is repayable in full in February 2014. The 2011 Loan is collateralized by a first-priority mortgage on the VLCC, together with other related collateral. In July 2010, the Company’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers) acquired two term loans with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (the Loans). The Loans bear interest at an annual interest rate of 9% per annum. The Loans were payable in full at maturity in July 2013. The Loans are collateralized by first-priority mortgages on two 2010-built VLCCs owned by a shipowner based in Asia, together with other related security. During the three and six months ended June 30, 2013, the Company recorded $7.0 million and $10.2 million, respectively, of allowances in respect of its investments in the three term loans. The term loan borrowers are facing financial difficulty and have been in default on their interest payment obligations since January 31, 2013, and subsequently, in default on the repayment of the loan principal for the two loans maturing in July 2013. The Company has assumed commercial and technical management of two of the three vessels which collateralize the loans. The Company reduced the net carrying amount of the investments in term loans, including accrued interest income, as the expected future cash flows and the value of the underlying collateral declined further during the three and six-month periods ended June 30, 2013. The net carrying amount of the impaired loans consists of the present value of expected future cash flows at June 30, 2013, and will be adjusted each subsequent reporting period to reflect any changes in the present value of expected future cash flows.

During the three months ended June 30, 2012, the Company decided to pursue the sale of a 1992-built shuttle tanker and thus, wrote down the carrying value of the vessel to fair value, which was the estimated sales price of the vessel. The Company subsequently sold the vessel in early August 2012. The Company’s consolidated statement of income (loss) for the three and six months ended June 30, 2012 includes a $1.0 million write-down related to this vessel. The write-down is included within the Company’s shuttle tanker segment.

7. Long-Term Debt

	June 30, 2013	December 31, 2012
	$	$
Revolving Credit Facilities	1,705,306	1,627,979
Senior Notes (8.5%) due January 15, 2020	447,269	447,115
Norwegian Kroner-denominated Bonds due through January 2018	578,509	467,223
U.S. Dollar-denominated Term Loans due through 2021	2,669,263	2,432,374
U.S. Dollar-denominated Term Loan of Variable Interest Entity due October 2016	—	230,359
Euro-denominated Term Loans due through 2023	329,480	341,382
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,282	13,282

Total	5,743,109	5,559,714
Less current portion	942,964	797,411

Long-term portion	4,800,145	4,762,303

As of June 30, 2013, the Company had 13 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.4 billion, of which $0.7 billion was undrawn. Interest payments are based on LIBOR plus margins. At June 30, 2013 and December 31, 2012, the margins ranged between 0.45% and 4.5%. At June 30, 2013 and December 31, 2012, the three-month LIBOR was 0.27% and 0.31%, respectively. The total amount available under the Revolvers reduces by $389.5 million (remainder of 2013), $710.3 million (2014), $222.4 million (2015), $342.5 million (2016), $445.0 million (2017) and $321.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 52 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

Teekay Offshore has 211.5 million (of the original 600 million issued) in Norwegian Kroner (or NOK) senior unsecured bonds that mature in November 2013 in the Norwegian bond market. As at June 30, 2013, the carrying amount of the bonds was $34.8 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04%, and to fix the transfer of the principal amount at $34.7 million upon maturity in exchange for NOK 211.5 million. Teekay Offshore also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case Teekay Offshore’s related interest rate effectively floats at LIBOR, but reduced by 2.38% (see Note 14). In January 2013, Teekay Offshore repurchased NOK 388.5 million of the above-mentioned NOK 600

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

million bond issue maturing in November 2013 at a premium in connection with the issuance of NOK 1.3 billion in senior unsecured bonds. The Company recorded a $1.8 million loss on bond repurchase and $6.6 million of realized losses included in foreign currency exchange gain in its consolidated statements of income (loss) for the six months ended June 30, 2013. In connection with this bond repurchase, Teekay Offshore terminated a similar notional amount of the related cross currency swap and recorded $6.8 million of realized gains included in foreign currency exchange gain in its consolidated statement of income (loss) for the six months ended June 30, 2013 (see Note 14).

During 2012, Teekay Offshore, Teekay LNG and Teekay issued in the Norwegian bond market a total of NOK 2 billion of senior unsecured bonds that mature between October 2015 and May 2017. As at June 30, 2013, the total carrying amount of the bonds was $329.5 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.75% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.52% to 7.49%, and the transfer of principal fixed at $349.2 million upon maturity in exchange for NOK 2 billion (see Note 14).

In January 2013, Teekay Offshore issued in the Norwegian bond market NOK 1.3 billion in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at June 30, 2013, the carrying amount of the bonds was $214.3 million. Teekay Offshore has applied for listing of the bonds on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. Teekay Offshore entered into cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see Note 14).

As of June 30, 2013, the Company had 19 U.S. Dollar-denominated term loans outstanding, which totaled $2.7 billion (December 31, 2012 – $2.4 billion). Certain of the term loans with a total outstanding principal balance of $305.7 million as at June 30, 2013 (December 31, 2012 – $328.0 million) bear interest at a weighted-average fixed rate of 5.3% (December 31, 2012 – 5.3%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At June 30, 2013 and December 31, 2012, the margins ranged between 0.3% and 3.25%, and 0.3% and 4.0%, respectively. At June 30, 2013 and December 31, 2012, the three-month LIBOR was 0.27% and 0.31%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 18 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 38 (December 31, 2012 – 36) of the Company’s vessels, together with certain other security. In addition, at June 30, 2013, all but $100.7 million (December 31, 2012 – $107.0 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

The Company has two Euro-denominated term loans outstanding, which, as at June 30, 2013, totaled 253.3 million Euros ($329.5 million) (December 31, 2012 – 258.8 million Euros ($341.4 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At June 30, 2013 and December 31, 2012, the margins ranged between 0.60% and 2.25% and the one-month EURIBOR at June 30, 2013 was 0.1% (December 31, 2012 – 0.1%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and the NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange gains of $0.7 million (2012 – $17.8 million gain) and $2.9 million (2012 – $2.0 million gain) during the three and six months ended June 30, 2013, respectively.

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at June 30, 2013, totaled $13.3 million (2012 – $13.3 million). Interest payments on the loan are based on a fixed interest rate of 4.84%. This loan is repayable on demand no earlier than February 27, 2027.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at June 30, 2013 was 2.8% (December 31, 2012 – 2.6%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 14).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2013, these ratios ranged from 117.3% to 311.1% compared to their minimum required ratios of 105% to 120%, respectively. The vessel values used in these ratios are the appraised values prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and, as at June 30, 2013 and December 31, 2012, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at June 30, 2013, this aggregate amount was $321.3 million (December 31, 2012—$319.1 million). As at June 30, 2013, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to June 30, 2013 are $431.4 million (remainder of 2013), $1.2 billion (2014), $463.2 million (2015), $443.4 million (2016), $990.5 million (2017) and $2.3 billion (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

8. Capital Stock

The authorized capital stock of Teekay at June 30, 2013 and December 31, 2012 was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at June 30, 2013, Teekay had no shares of Preferred Stock issued. During the six months ended June 30, 2013, the Company issued 1.0 million shares of Common Stock upon the exercise of stock options, restricted stock units and restricted stock awards.

During March 2013, the Company granted 72,810 stock options with an exercise price of $34.07 per share, 158,957 restricted stock units with a fair value of $5.4 million, 54,773 performance shares with a fair value of $2.3 million and 26,412 shares of restricted stock with a fair value of $0.9 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units and performance shares are paid to each grantee in the form of shares. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

The weighted-average grant-date fair value of stock options granted during March 2013 was $10.54 per option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 53.7%; expected life of five years; dividend yield of 4.8%; risk-free interest rate of 0.8% and estimated forfeiture rate of 12%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

9. Commitments and Contingencies

a) Vessels Under Construction

As at June 30, 2013, the Company was committed to the construction of two shuttle tankers, two LNG carriers, two floating, storage and offloading (or FSO) conversions and one FPSO unit for a total cost of approximately $1.8 billion, excluding capitalized interest and other miscellaneous construction costs. The two shuttle tankers are scheduled for delivery in mid-to-late 2013, the two LNG carriers are scheduled for delivery in 2016, the two FSO conversions are scheduled for completion in the third quarter of 2014 and 2017, respectively, and the FPSO unit is scheduled to be delivered in mid-2014. As at June 30, 2013, payments made towards these commitments totaled $678.4 million (excluding $38.8 million of capitalized interest and other miscellaneous construction costs). As at June 30, 2013, the estimated remaining payments required to be made under these newbuilding and conversion contracts were $213.3 million (remainder of 2013), $431.9 million (2014), $150.0 million (2015), and $343.1 million (2016).

In addition, on April 8, 2013, Teekay Tankers entered into an agreement with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of Teekay Tankers’ first shipyard installment was contingent on Teekay Tankers receiving acceptable refund guarantees for the shipyard installment payments. In late-May 2013, STX commenced a voluntary financial restructuring with its lenders and as a result, STX’s refund guarantee applications were temporarily suspended. Teekay Tankers has not yet received any refund guarantees as at June 30, 2013. The first installment payment required under the newbuilding agreement is equal to 10% of the contract price in respect of the initial four vessels and is due and payable within five business days after refund guarantees are received. Teekay Tankers intends to finance the installment payments for the four newbuilding vessels with its existing liquidity and expects to secure long-term debt financing for the vessels prior to their scheduled deliveries in late-2015 and early-2016. According to the existing newbuilding agreement, payments required as at June 30, 2013 were $17.0 million (remainder of 2013), $8.5 million (2014), $89.0 million (2015) and $63.5 million (2016). As at June 30, 2013, Teekay Tankers has not made any installment payments to STX for the four newbuilding LR2 vessels and, prior to receiving the refund guarantees, Teekay Tankers has the ability to cancel the newbuilding orders at its discretion.

b) Joint Ventures

As at June 30, 2013, Exmar LPG BVBA was committed to the construction of eight mid-sized gas carriers for a total cost of $364.5 million, excluding capitalized interest and other miscellaneous construction costs. The eight newbuildings are scheduled for delivery between 2014 and 2016. As at June 30, 2013, payments made by Exmar LPG BVBA towards these commitments totaled $28.8 million. As at June 30, 2013, the remaining payments required to be made by Exmar LPG BVBA under these newbuilding contracts was $23.7 million in 2013, $172.8 million in 2014, $69.6 million in 2015, and $69.6 million in 2016. Teekay LNG owns a 50% interest in Exmar LPG BVBA.

c) Purchase Obligation

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million including modification costs. The acquisition of the HiLoad DP unit, which will operate under a ten-year time-charter contract with Petroleo Brasileiro SA in Brazil, is expected to be completed in September 2013 and the unit is expected to commence operating at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has the right of first refusal to acquire any future HiLoad projects developed by Remora.

d) Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

On November 13, 2006, Teekay Offshore’s shuttle tanker the Navion Hispania collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from Teekay Offshore. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of Teekay Offshore, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $35.1 million).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

In December 2011, the Stavanger District Court ruling in the first instance found that NOL was liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA was liable to NOL for the same amount of damages to NOL. As a result of this ruling, as at December 31, 2012, Teekay Offshore reported a liability in the total amount of NOK 76,000,000 (approximately $12.5 million) to the plaintiffs recorded in other long-term liabilities and a corresponding receivable from Statoil ASA recorded in other assets.

The plaintiffs appealed the decision and in June 2013, the appellate court held that NOL, TNOL and TSN are jointly and severally responsible towards the plaintiffs for all the losses as a result of the collision, plus interest accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. As a result of this recent judgment, as at June 30, 2013, Teekay Offshore has recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $47.8 million), to the plaintiffs recorded in accrued liabilities. The receivable from Statoil ASA previously recorded in other assets has been reversed in the second quarter of 2013. The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the plaintiffs.

Teekay Offshore and Teekay maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 290,000,000 (approximately $47.8 million) has been recorded as of June 30, 2013 in accounts receivable, which equals the total cost of the claim. In addition, Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident.

Teekay Nakilat Corporation (or Teekay Nakilat), a subsidiary of Teekay LNG, is the lessee under 30-year capital lease arrangements with a third party for three LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements, and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat has declined this request as it does not believe that HMRC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that ruled in favor of the taxpayer as well as a 2013 decision from the Upper Tribunal which upheld the First-tier Tribunal (or FTT) verdict of 2012. We do not know if the HMRC will try to appeal the Upper Tribunal decision to the Court of Appeal which would require permission from the court and if permission is granted it would be limited to points of law. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. Teekay LNG estimates its 70% share of the potential exposure to be approximately $29 million, exclusive of potential financing and interest rate swap termination costs. In addition, the lessor for the three vessels chartered out by Teekay Nakilat has communicated to Teekay Nakilat that the credit rating of the bank (or LC Bank) that is providing the letter of credit to Teekay Nakilat’s lease has been downgraded. As a result, the lessor has indicated a potential increase in the lease rentals over the remaining term of the RasGas II Leases and that an estimated $12 million additional amount of cash may need to be placed on deposit by the Teekay Nakilat. The Teekay Nakilat has engaged external legal counsel to assess these claims. Teekay LNG’s 70% share of the present value of the potential lease rental increase claim is approximately $10 million. The Teekay Nakilat is looking at alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating in the event the lessor increases the rental payments.

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, the Company declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the first quarter or early in the second quarter of 2014 while the necessary repairs and upgrades are completed and the weather permits re-installation of the unit on the Banff field. The Company does not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through its insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, the Company will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is expected to be approximately $120 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed to by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost and any increases in future periods to the current estimates of such costs may result in the recognition of an impairment charge in that future period.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

e) Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The owner of the 33% interest holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s interest in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at June 30, 2013.

f) Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

10. Financial Instruments

a) Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2013		December 31, 2012
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,076,022	1,076,022	1,178,118	1,178,118
Derivative instruments (note 14)
Interest rate swap agreements—assets	Level 2	118,683	118,683	165,688	165,688
Interest rate swap agreements—liabilities	Level 2	(504,429)	(504,429)	(667,825)	(667,825)
Cross currency swap agreement	Level 2	(40,963)	(40,963)	13,886	13,886
Foreign currency contracts	Level 2	(4,671)	(4,671)	2,885	2,885
Non-recurring
Vessels and equipment	Level 2	—	—	287,983	287,983
Vessels held for sale	Level 2	6,800	6,800	22,364	22,364
Other
Investment in term loans	Level 3	188,895	184,246	188,756	186,048
Loans to equity accounted investees and joint venture partners—Current	Level 3	2,743	2,743	139,183	139,183
Loans to equity accounted investees and joint venture partners—Long-term	(1)	177,111	(1)	67,720	(1)
Long-term debt—public (note 7)	Level 1	(1,025,778)	(1,072,211)	(914,338)	(949,326)
Long-term debt—non-public (note 7)	Level 2	(4,717,331)	(4,441,873)	(4,645,376)	(4,329,117)

(1)	In these consolidated financial statements, the Company’s long-term loans to and equity investments in equity accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the long-term loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

b. Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Class of Financing Receivable	Credit Quality Indicator	Grade	June 30, 2013 $	December 31, 2012 $
Direct financing leases	Payment activity	Performing	430,414	436,601
Other loan receivables
Investment in term loans (note 6b)	Collateral	Non-Performing	188,895	188,756
Loans to equity accounted investees and joint venture partners (1)	Other internal metrics	Performing	179,854	206,903
Long term receivable included in other assets	Payment activity	Performing	—	1,704

			799,163	833,964

(1)	Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Subsidiary). During the year ended December 31, 2012, one of Teekay LNG‘s joint venture partner‘s parent company, PT Berlian Laju Tanker (or BLT), suspended trading on the Jakarta Stock Exchange and entered into a court-supervised debt restructuring in Indonesia. The Company believes the loans to BLT and Teekay LNG‘s joint venture partner, BLT LNG Tangguh Corporation, totaling $24.0 million as at June 30, 2013 (December 31, 2012—$24.0 million), are collectible given the expected cash flows anticipated to be generated by the Teekay Tangguh Subsidiary that can be used to repay the loan and given the underlying collateral securing the loans to BLT.

11. Restructuring Charges

During the three and six months ended June 30, 2013, the Company recorded restructuring charges of $1.8 million ($1.5 million – 2012) and $3.8 million ($1.5 million – 2012), respectively. The restructuring charges primarily relate to the reorganization of the Company’s marine operations. The purpose of the restructuring is to create better alignment between certain of the Company’s business units and its three publicly-listed subsidiaries, as well as a lower cost organization. The Company expects to incur further restructuring charges of approximately $1.0 million associated with this reorganization.

At June 30, 2013 and December 31, 2012, $4.1 million and $3.4 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

12. Other (Loss) Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Gain on sale of other assets	—	—	—	2,217
Loss on bond repurchase	—	—	(1,759)	—
Volatile organic compound emission plant lease income	39	617	197	1,045
Impairment of marketable securities	(2,062)	—	(2,062)	—
Loss on sale of marketable securities	—	—	—	(420)
Miscellaneous income (loss)	637	(528)	7,480	(410)

Other (loss) income	(1,386)	89	3,856	2,432

13. Accumulated Other Comprehensive Loss

As at June 30, 2013 and December 31, 2012, the Company’s accumulated other comprehensive loss consisted of the following components:

	June 30,	December 31,
	2013	2012
	$	$
Unrealized (loss) gain on qualifying cash flow hedging instruments	(165)	341
Pension adjustments, net of tax recoveries	(13,821)	(16,253)
Foreign exchange gain on currency translation	1,797	1,144

	(12,189)	(14,768)

14. Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

As at June 30, 2013, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (millions)	Average Forward Rate (1)	Fair Value / Carrying Amount of Asset (Liability)		Expected Maturity
			Hedge	Non-hedge	2013	2014
			$	$	$	$
			(in millions of U.S. Dollars)		(in millions of U.S. Dollars)
Norwegian Kroner	1,039.4	5.97	—	(4.3)	106.1	68.1
Euro	2.0	0.75	—	(0.1)	2.7	—
Canadian Dollar	10.5	1.03	(0.1)	(0.1)	10.2	—
British Pound	1.8	0.63	(0.1)	—	2.9	—

			(0.2)	(4.5)	121.9	68.1

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest or U.S. Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2013 through 2018. In addition, the cross currency swaps due in 2018 economically hedge the interest rate exposure on the NOK-denominated bonds due in 2018. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2013 through 2018. As at June 30, 2013, the Company was committed to the following cross currency swaps:

	Notional		Floating Rate Receivable		Floating Rate Payable				Fair Value / Carrying Amount	Remaining
Notional Amount NOK	Amount USD		Reference Rate	Margin	Reference Rate		Margin	Fixed Rate Payable	of Asset / (Liability)	Term (years)
211,500	34,721	(1)	NIBOR	4.75%	LIBOR	(2)	5.04%		120	0.4
700,000	122,800		NIBOR	4.75%				5.52%	(7,734)	2.3
500,000	89,710		NIBOR	4.00%				4.80%	(7,328)	2.6
600,000	101,351		NIBOR	5.75%				7.49%	(4,716)	3.6
700,000	125,000		NIBOR	5.25%				6.88%	(11,677)	3.8
800,000	143,536		NIBOR	4.75%				5.93%	(9,628)	4.6

									(40,963)

(1)	Teekay Offshore partially terminated the cross currency swap in connection with its repurchase in January 2013 of NOK 388.5 million of Teekay Offshore’s original NOK 600 million bond issue (see note 7).
(2)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5% (see next section).

Interest Rate Risk

The Company enters into interest rate swap agreements that exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps that exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. As at June 30, 2013, the Company has not designated any of its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

As at June 30, 2013, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value / Carrying Amount of Asset / (Liability)
				Weighted- Average Remaining Term
					Fixed Interest Rate
	Interest Rate Index	Principal Amount
		$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	408,143	(79,307)	23.6	4.9
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	2,923,688	(391,903)	7.0	4.2
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	713,672	8,661	3.2	1.4
U.S. Dollar-denominated interest rate swaps (5)	LIBOR	98,500	(415)	0.4	1.1
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	469,018	108,605	23.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (6) (7)	EURIBOR	329,480	(31,387)	7.5	3.1

			(385,746)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of June 30, 2013, ranged from 0.3% to 4.5%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(4)	Inception date of swaps are 2013 ($413.7 million) and 2014 ($300.0 million).
(5)	The floating LIBOR rate receivable is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Company’s related interest rate effectively floats at LIBOR reduced by 2.38%.
(6)	Principal amount reduces monthly to 70.1 million Euros ($91.2 million) by the maturity dates of the swap agreements.
(7)	Principal amount is the U.S. Dollar equivalent of 253.3 million Euros.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities
As at June 30, 2013
Derivatives designated as a cash flow hedge:
Foreign currency contracts	—	—	—	(142)	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	161	1	—	(4,238)	(453)
Interest rate swap agreements	22,336	96,582	(22,033)	(175,596)	(307,035)
Cross currency swap agreements	909	—	222	(748)	(41,346)

	23,406	96,583	(21,811)	(180,724)	(348,834)

As at December 31, 2012
Derivatives designated as a cash flow hedge:
Foreign currency contracts	441	—	—	(1)	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,506	—	—	(60)	—
Interest rate swap agreements	16,927	144,247	(22,312)	(115,774)	(525,225)
Cross currency swap agreements	11,795	4,334	719	—	(2,962)

	31,669	148,581	(21,593)	(115,835)	(528,187)

As at June 30, 2013, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Company’s consolidated balance sheets. As at June 30, 2013, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $111.5 million and an aggregate fair value liability amount of $395.1 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gain (loss) on non-designated derivatives in the consolidated statements of income (loss). The effect of the gain (loss) on derivatives not designated as hedging instruments in the consolidated statements of income (loss) are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(30,899)	(29,669)	(61,251)	(60,085)
Interest rate swap agreement terminations	(4,187)	—	(4,187)	—
Foreign currency forward contracts	(1,873)	147	(1,452)	1,384
Foinaven embedded derivative	—	—	—	11,452

	(36,959)	(29,522)	(66,890)	(47,249)

Unrealized gains (losses) relating to:
Interest rate swap agreements	96,911	(58,425)	116,115	(41,290)
Foreign currency forward contracts	(3,917)	(6,651)	(6,979)	2,141
Foinaven embedded derivative	—	—	—	(3,385)

	92,994	(65,076)	109,136	(42,534)

Total realized and unrealized gains (losses) on derivative instruments	56,035	(94,598)	42,246	(89,783)

Realized and unrealized gains of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of income (loss). The effect of the gain (loss) on cross currency swaps on the consolidated statements of income (loss) is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Realized gain on partial termination of cross currency swap	—	—	6,800	—
Realized gains	503	744	1,565	1,738
Unrealized losses	(16,399)	(21,046)	(54,353)	(13,167)

Total realized and unrealized losses on cross currency swaps	(15,896)	(20,302)	(45,988)	(11,429)

As at June 30, 2013, the Company’s accumulated other comprehensive loss included $0.2 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at June 30, 2013, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $0.2 million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

15. Income Tax (Expense) Recovery

The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Current	(1,943)	2,139	(4,057)	5,973
Deferred	70	(290)	(316)	(556)

Income tax (expense) recovery	(1,873)	1,849	(4,373)	5,417

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2012 to June 30, 2013:

Balance of unrecognized tax benefits as at January 1, 2013	$29,364
Decrease for positions taken in prior years	(267)
Decrease for positions related to the current period	(924)
Decrease related to statute of limitations	(388)

Balance of unrecognized tax benefits as at June 30, 2013	$27,785

The majority of the net decrease for positions for the six months ended June 30, 2013 relates to foreign currency exchange gains.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

16. Income (Loss) Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Net income (loss) attributable to stockholders’ of Teekay Corporation	11,367	(47,274)	5,231	(46,208)

Weighted average number of common stock and common stock equivalents	70,393,531	69,231,419	70,142,301	69,043,639
Dilutive effect of stock-based compensation	921,098	—	1,000,062	—

Common stock and common stock equivalents	71,314,629	69,231,419	71,142,363	69,043,639

Earnings (loss) per common share:
—Basic	0.16	(0.68)	0.07	(0.67)
—Diluted	0.16	(0.68)	0.07	(0.67)

The anti-dilutive effect attributable to outstanding stock-based awards is excluded from the calculation of diluted loss per common share. For the three and six months ended June 30, 2013, the anti-dilutive effect attributable to outstanding stock-based awards was 3.1 million shares. For the three and six months ended June 30, 2012, the anti-dilutive effect attributable to outstanding stock-based awards was 3.9 million shares.

17. Supplemental Cash Flow Information

During January 2012, the Company’s 50% joint venture with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht) purchased the assets related to the Baúna and Piracaba (previously named Tiro and Sidon) FPSO project, including the then partially constructed Itajai FPSO unit, and the customer contracts from the Company for approximately $179 million. The purchase price was financed 80% with borrowings and the balance of the purchase price was financed with equity contributions by each of the joint venture partners. The Company’s initial equity contribution was funded by contributing the partially constructed FPSO unit and the customer contracts. This initial equity contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

18. Subsequent Events

a)	In July 2013, Teekay LNG exercised two of its existing three options with Daewoo Shipbuilding & Marine Engineering Co. Ltd. (or DSME) to construct two additional LNG carrier newbuildings, equipped with the MEGI twin engines, for a total cost of approximately $415 million. Teekay LNG intends to secure charter contracts for these vessels prior to their delivery in 2016. In connection with the exercise of these two options, Teekay LNG obtained options to order up to five additional LNG carrier newbuildings.

b)	In July 2013, Teekay LNG issued approximately 0.9 million common units in a private placement to an institutional investor for net proceeds, including the general partner’s 2% proportionate capital contribution, of $40.8 million. Teekay LNG used the proceeds from the private placement to fund the first installment payments on the two newbuilding LNG carriers ordered in July 2013 and for general corporate purposes.

c)	In July 2013, Exmar LPG BVBA exercised its options with Hanjin Heavy Industries and Construction Co., Ltd. to construct two LPG carrier newbuildings, scheduled for delivery in 2017.

d)

In August 2013, Teekay LNG agreed to acquire a 155,900 cubic meter (or cbm) LNG carrier newbuilding from Norway-based Awilco LNG ASA (or Awilco), which is currently under construction by DSME in South Korea. The vessel is expected to deliver in September 2013, at which time Awilco will sell the vessel to Teekay LNG and bareboat charter the vessel back on a five-year fixed-rate charter contract (plus a one-year

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

extension option) with a fixed-price purchase obligation at the end of the initial term (and option period). Teekay LNG will purchase the vessel for a price of $205 million less a $50 million upfront payment of charter hire by Awilco, which is in addition to the daily bareboat charter rate. Teekay LNG intends to finance the transaction with a portion of its existing liquidity and expects to secure long-term debt financing in September 2013. As part of the transaction, Awilco has the option to sell to Teekay LNG and bareboat charter back a second 155,900 cbm LNG carrier newbuilding, currently under construction by DSME, under similar terms. The second LNG carrier newbuilding is expected to deliver in late-2013 or early-2014.

e)	In September 2013, Teekay LNG issued in the Norwegian bond market NOK 900 million in senior unsecured bonds. The bonds mature in September 2018. The aggregate principal amount of the bonds is equivalent to approximately $150 million and all interest and principal payments have been swapped into U.S. dollars at a fixed rate of 6.43%. Teekay LNG will apply to list the bonds on the Oslo Stock Exchange.

TEEKAY CORPORATION AND SUBSIDIARIES

JUNE  30, 2013

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012.

References to Teekay mean Teekay Corporation, which is incorporated under the laws of the Republic of The Marshall Islands. Unless the context requires otherwise, references to “we,” “our” or “us” are references to Teekay Corporation and its subsidiaries.

SIGNIFICANT DEVELOPMENTS IN 2013

Teekay Tankers Newbuilding Agreement

In April 2013, our subsidiary Teekay Tankers Ltd. (or Teekay Tankers) ordered four fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tankers from STX Offshore & Shipbuilding Co., Ltd. (or STX) plus options to order additional vessels. Upon delivery, it is expected that the four vessels will operate in our Taurus Tankers LR2 Pool. The payments of Teekay Tankers’ first shipyard installments to STX are contingent upon Teekay Tankers receiving refund guarantees for the shipyard installment payments. In late May 2013, STX commenced a voluntary financial restructuring with its lenders, during which STX’s refund guarantee applications were temporarily suspended. On July 31, 2013, STX announced it had completed its financial restructuring process. STX has indicated that certain amendments to the terms of the contracts with Teekay Tankers may be required in order to secure the issuance of refund guarantees. Teekay Tankers has not agreed to any such amendments. To date, Teekay Tankers has not made any installment payments to STX for the four newbuilding LR2 vessels, and prior to receiving the refund guarantees, Teekay Tankers has the ability to cancel the newbuilding orders at its discretion.

Acquisition of LPG carriers by Teekay LNG

In February 2013, our subsidiary Teekay LNG Partners L.P. (or Teekay LNG) entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and included 19 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016 and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers (or the Exmar LPG Carriers). In July 2013, Exmar LPG BVBA exercised its options to construct two additional LPG carrier newbuildings. For Teekay LNG’s 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested approximately $133 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of the existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. Exmar will continue to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA is shared jointly between Exmar and Teekay LNG, Teekay LNG accounts for Exmar LPG BVBA using the equity method.

Two Time-Charter Contracts Entered into by Teekay LNG

In June 2013, Teekay LNG was awarded five-year time-charter contracts with Cheniere Marketing L.L.C. (or Cheniere) for the two 173,400 cubic meter (or cbm) LNG carrier newbuildings that Teekay LNG ordered in December 2012. The newbuilding LNG carriers are currently under construction by Daewoo Shipbuilding & Marine Engineering Co., Ltd., (or DSME) of South Korea and are scheduled to deliver in the first half of 2016. Upon delivery, the vessels will commence their five-year charters with Cheniere, which will export LNG from its Sabine Pass LNG export facility in Louisiana, USA. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping.

LNG Newbuildings

In July 2013, Teekay LNG exercised two of its existing three options with DSME to construct two additional LNG carrier newbuildings for a total cost of approximately $415 million. These vessels are also equipped with the MEGI twin engines. Teekay LNG intends to secure charter contracts for these vessels prior to their delivery in 2016. In connection with the exercise of these two options, Teekay LNG secured options to order up to five additional LNG carrier newbuildings. Please read “Item 1 – Financial Statements: Note 18a – Subsequent Events.”

In August 2013, Teekay LNG agreed to acquire a 155,900 cbm LNG carrier newbuilding from Norway-based Awilco LNG ASA (or Awilco), which is currently under construction by DSME in South Korea. The vessel is expected to deliver in September 2013, at which time Awilco will sell the vessel to Teekay LNG and bareboat charter the vessel back on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the initial term (or option period). Teekay LNG will purchase the vessel for a price of $205 million less a $50 million upfront payment of charter hire by Awilco, which is in addition to the daily bareboat charter rate. Teekay LNG intends to finance the transaction with a portion of its existing liquidity and expects to secure long-term debt financing in September 2013. As part of the transaction, Awilco has the option to sell to Teekay LNG and bareboat charter back a second 155,900 cbm LNG carrier newbuilding, currently under construction by DSME, under similar terms. The second LNG carrier newbuilding is expected to deliver in late-2013 or early-2014. Please read “Item 1 – Financial Statements: Note 18d – Subsequent Events.”

Continuous Offering Program by Teekay LNG

In May 2013, Teekay LNG implemented a continuous offering program (or COP) under which Teekay LNG may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through June 30, 2013, Teekay LNG sold an aggregate of 124,071 common units under the COP, generating proceeds of approximately $4.9 million (including the general partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.1 million of commissions and $0.4 million of other offering costs). Teekay LNG used the net proceeds from the issuance of these common units for general partnership purposes.

Private Placement

In July 2013, Teekay LNG issued approximately 0.9 million common units in a private placement to an institutional investor for net proceeds, including the general partner’s 2% proportionate capital contribution, of $40.8 million. Teekay LNG used the proceeds from the private placement to fund the first installment payments on the two newbuilding LNG carriers ordered in July 2013 and for general corporate purposes. Please read “Item 1 – Financial Statements: Note 18b – Subsequent Events.”

Recent Developments in our Offshore Business

In November 2011, we agreed to acquire from Sevan Marine ASA (or Sevan) the Voyageur Spirit (formerly known as the Sevan Voyageur) floating, production, storage and offloading (or FPSO) unit upon the completion of certain upgrades. In September 2012, we entered into an agreement to sell, subject to certain conditions, the Voyageur Spirit FPSO unit to our subsidiary, Teekay Offshore Partners L.P. (or Teekay Offshore) for a price of $540.0 million following its commencement of operations under a long-term charter contract with E.ON Ruhrgas UK E&P Limited (or E.ON). On April 13, 2013, the Voyageur Spirit FPSO unit began production on the Huntington Field and commenced its five-year charter with E.ON. In May 2013, we completed the acquisition of the Voyageur Spirit FPSO unit from Sevan. The excess of the price paid over the carrying value of the non-controlling interest acquired was $35.4 million and has been accounted for as a reduction to equity. Immediately after acquiring the FPSO unit from Sevan, we sold it to Teekay Offshore for $540.0 million. The Voyageur Spirit FPSO unit has been consolidated by us since November 30, 2011, as the Voyageur Spirit FPSO unit was a variable interest entity (or VIE) and we were the primary beneficiary from November 30, 2011 until its purchase in May 2013.

Upon commencing production on April 13, 2013, the Voyageur Spirit FPSO unit had a specified time period to receive final acceptance from the charterer, E.ON, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe under the charter contract, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. This resulted in $17 million of the charter rate being foregone during the second quarter of 2013. As part of the sales and purchase agreement for the Voyageur Spirit FPSO unit, we have agreed to indemnify Teekay Offshore for this amount and any further loss of the charter rate under the charter with E.ON from the date of first oil on April 13, 2013 until final acceptance is achieved, up to a maximum of $54 million.

On August 27, 2013, the defect related to the FPSO unit’s gas compressor had been repaired and the Voyageur Spirit FPSO unit was producing at its full capacity as specified under the charter contract. Commercial discussions with E.ON are ongoing with respect to determining the date of final acceptance under the contract as well as compensation related to the period prior to final acceptance.

Any amounts paid as indemnification from us to Teekay Offshore are effectively treated for accounting purposes as a reduction in the purchase price paid by Teekay Offshore. In addition, any compensation received from the charterer during the indemnification period will reduce the amount of our indemnification to Teekay Offshore. As at June 30, 2013, the $540.0 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $527.3 million ($297.3 million net of assumed debt of $230.0 million) to reflect the $17.0 million indemnification amount for the second quarter of 2013, partially offset by the excess value of $4.3 million relating to the 1.4 million Teekay Offshore common units issued to us on the date of closing of the transaction in May 2013 compared to the fair value of the common units on the date we offered to sell the FPSO unit to Teekay Offshore.

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The acquisition of the HiLoad DP unit, which will operate under a ten-year time-charter contract with Petroleo Brasileiro SA in Brazil, is expected to be completed in September 2013, and the unit is expected to commence operations at its full time-charter rate in early 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has a right of first refusal to acquire any future HiLoad projects developed by Remora.

In May 2013, Teekay Offshore finalized the ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a floating, storage and offloading (or FSO) unit in Asia. Teekay Offshore intends to convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

In May 2013, Teekay Offshore entered into an agreement with Statoil Petroleum AS (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, the Randgrid, which Teekay Offshore currently owns through a 67% owned subsidiary. The FSO conversion project is expected to be completed for a gross capital cost of approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early 2017, the newly converted FSO unit will commence operations under a three-year firm period time-charter contract to Statoil, which includes 12 additional one-year extension options.

In June 2013, Teekay Offshore completed the acquisition from us of our 50% interest in a FPSO unit, the Cidade de Itajai (or Itajai) and assumed 50% of the joint venture’s originally drawn debt of $300.0 million for a purchase price of $53.8 million. Prior to finalizing the purchase, the joint venture repaid $10.5 million of its originally drawn debt and, as a result, Teekay Offshore assumed on the purchase date 50% of the joint venture’s outstanding debt of $289.5 million. The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petrobras. The remaining 50% interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht).

Private Placement by Teekay Offshore

In April 2013, Teekay Offshore issued approximately 2.1 million common units in a private placement to an institutional investor for net proceeds of approximately $61.2 million (excluding the general partner’s proportionate capital contribution). Teekay Offshore used the net proceeds from the sale of the common units to partially fund the acquisition of four Suezmax newbuilding shuttle tankers and for general partnership purposes.

Public Offering by Teekay Offshore

In April 2013, Teekay Offshore issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units in a public offering, for net proceeds of approximately $144.9 million. Teekay Offshore used a portion of the net proceeds from the public offering to prepay a portion of their outstanding debt under three of its revolving credit facilities and to partially finance the purchase from us of the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit, and used the remainder for general partnership purposes.

Continuous Offering Program by Teekay Offshore

In May 2013, Teekay Offshore implemented a COP, under which Teekay Offshore may issue new common units, representing limited partner interests, at market prices up to maximum aggregate amount of $100 million. Through June 30, 2013, Teekay Offshore sold an aggregate of 85,508 common units under the COP, generating net proceeds of approximately $2.7 million (including the general partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.1 million of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Storm Damage to Banff FPSO Unit

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the first quarter or early in the second quarter of 2014 while the necessary repairs and upgrades are completed and the weather permits re-installation of the unit on the Banff field. We do not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, we will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is expected to amount to approximately $120 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed to by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost and any increases in future periods to our current estimates of such costs may result in the recognition of an impairment charge in that future period.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations. In addition, you should consider certain factors when evaluating our historical financial performance and assessing our future prospects. These items can be found in Item 5—“Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012.

In accordance with generally accepted accounting principles in the United States (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.

We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided the conventional tanker segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read “Item 1 – Financial Statements: Note 2 – Segment Reporting.”

Shuttle Tanker and FSO Segment

Our shuttle tanker and FSO segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers and FSO units. As at June 30, 2013, our shuttle tanker fleet consisted of 32 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 32 shuttle tankers, six were owned through 50% owned subsidiaries of Teekay Offshore, three through a 67% owned subsidiary of

Teekay Offshore and four were chartered-in by Teekay Offshore. The remainder of the vessels was owned 100% by Teekay Offshore, including the Samba Spirit, which began its charter in June 2013, and the Lambada Spirit which delivered in June 2013 and commenced its charter contract in August 2013. Teekay Offshore has committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker contract in 2015. Our FSO fleet consists of five vessels (including the Navion Clipper, which is being converted to an FSO unit) owned by Teekay Offshore that operate under fixed-rate time charters or fixed-rate bareboat charters. Teekay Offshore has 100% ownership interests in the operating units. We use these vessels to provide transportation and storage services to energy companies operating offshore oil field installations, primarily in the North Sea and Brazil. Our shuttle tankers in this segment service the conventional spot market from time to time. As at June 30, 2013, Teekay Offshore also had two newbuilding shuttle tankers on order. Subsequent to June 30, 2013, the Bossa Nova Spirit was delivered in September 2013 and the remaining newbuilding shuttle tanker is scheduled to deliver in late 2013.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Three Months Ended			Six Months Ended
	June 30%			June 30%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	Change	2013	2012	Change
Revenues	140,062	153,694	(8.9)	278,715	309,929	(10.1)
Voyage expenses	22,275	32,252	(30.9)	44,084	59,267	(25.6)

Net revenues	117,787	121,442	(3.0)	234,631	250,662	(6.4)
Vessel operating expenses	43,472	44,939	(3.3)	88,379	94,758	(6.7)
Time-charter hire expense	14,110	12,969	8.8	28,887	26,586	8.7
Depreciation and amortization	29,093	32,037	(9.2)	56,789	63,829	(11.0)
General and administrative (1)	9,324	11,241	(17.1)	19,828	20,520	(3.4)
Asset impairments	—	1,048	(100.0)	—	1,048	(100.0)
Restructuring charges	1,043	—	100.0	1,630	—	100.0

Income from vessel operations	20,745	19,208	8.0	39,118	43,921	(10.9)

Calendar-Ship-Days
Owned Vessels	2,885	3,097	(6.8)	5,700	6,194	(8.0)
Chartered-in Vessels	371	332	11.7	742	680	9.1

Total	3,256	3,429	(5.0)	6,442	6,874	(6.3)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our shuttle tanker and FSO segment fleet decreased for the three and six months ended June 30, 2013 compared to the same periods last year. The decreases were primarily due to the sale of the Navion Fennia in July 2012, the sale of the Navion Savonita in December 2012 and the sale of the Basker Spirit in January 2013, partially offset by the delivery of two newbuilding shuttle tankers, the Samba Spirit and the Lambada Spirit, during the second quarter of 2013 and fewer off-hire days in the in-chartered fleet. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012, following its redelivery to us upon the maturity of its time-charter-out contract in April 2012.

Net Revenues. Net revenues decreased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily due to:

•	decreases of $5.2 million and $12.5 million for the three and six months ended June 30, 2013, respectively, due to the lay-up of two vessels following their redelivery to us in April 2012 and November 2012, respectively, upon maturity of their time-charter-out contracts; one of these vessels, the Navion Clipper, is being converted to an FSO unit;

•	decreases of $3.7 million and $7.6 million for the three and six months ended June 30, 2013, respectively, due to the sale of the Navion Savonita in December 2012;

•	a decrease of $1.6 million for the three and six months ended June 30, 2013, related to repositioning voyage expenses for the two delivered shuttle tankers, the Samba Spirit and the Lambada Spirit, in order to transport them from the shipyard in South Korea to Brazil;

•	decreases of $1.3 million and $1.8 million for the three and six months ended June 30, 2013, due to fewer opportunities to trade excess shuttle tanker capacity in the conventional spot market; and

•	decreases of $2.8 million and $2.2 million, for the three and six months ended June 30, 2013, due to fewer opportunities to trade excess shuttle tanker capacity in short-term offshore projects;

partially offset by

•	increases of $7.0 million and $2.8 million for the three and six months ended June 30, 2013, respectively, due to increases in revenues in our contract of affreightment fleet and in revenue in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts, partially offset by fewer revenue days from the redelivery of three vessels to us in February 2012, March 2012 and April 2012, as they completed their time-charter-out agreements;

•	increases of $2.3 million and $5.7 million for the three and six months ended June 30, 2013, respectively, due to fewer repair off-hire days in our time-chartered-out fleet compared to the same periods last year;

•	an increase of $0.9 million for the three months ended June 30, 2013 due to an increase in reimbursable bunker costs; and

•	increases of $0.2 million and $0.9 million for the three and six months ended June 30, 2013, respectively, due to a recovery of expenses upon the completion of the drydocking of the Navion Saga.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily due to:

•	decreases of $3.9 million and $7.4 million for the three and six months ended June 30, 2013, respectively, relating to the lay-up of two of our shuttle tankers since May 2012 and February 2013 and the reduction in costs associated with the sale of two of our older shuttle tankers in July 2012 and December 2012 (one of these vessels, the Navion Clipper, is currently being converted to an FSO unit);

•	decreases of $1.1 million and $2.6 million for the three and six months ended June 30, 2013, respectively, due to decreases in ship management fees from the reduction in our contract of affreightment and time-charter fleet; and

•	decreases of $0.4 million and $1.7 million for the three and six months ended June 30, 2013, respectively, due to decreases in costs related to services and spares;

partially offset by

•	increases of $0.3 million and $1.3 million for the three and six months ended June 30, 2013, respectively, due to expenditures on projects completed to support our FSO project tenders;

•	increases of $1.1 million and $0.8 million, for the three and six months ended June 30, 2013, respectively, due to increases in damage costs;

•	an increase of $1.0 million in crew and manning costs for the six months ended June 30, 2013, primarily due to the timing of bonus payments;

•	an increase of $0.8 million for the three and six months ended June 30, 2013, due to the delivery of two newbuilding shuttle tankers during the second quarter of 2013;

•	an increase of $0.7 million for the six months ended June 30, 2013, primarily due to expenditures on an underwater inspection of the Dampier Spirit to extend the period prior to the next drydocking of the vessel; and

•	an increase of $0.7 million for the three months ended June 30,2013, primarily due to an increase in wages relating to the Navion Saga compared to the same period last year.

Time-Charter Hire Expense. Time-charter hire expense increased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily due to:

•	increases of $1.2 million and $3.2 million for the three and six months ended June 30, 2013, respectively, due to fewer off-hire days in the in-chartered fleet;

partially offset by

•	a decrease of $0.8 million for the six months ended June 30, 2013 due to decreased spot in-chartering.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily due to the write-down of two older shuttle tankers and one FSO unit in 2012 to their estimated fair value, the sale of the two older shuttle tankers in 2012 and one older shuttle tanker in 2013, lower vessel contract amortization and the completion of dry-dock amortization for various shuttle tankers and an FSO unit, partially offset by additional amortization relating to the deliveries of the two newbuilding shuttle tankers, vessels upgrades and new dry dockings.

Asset Impairments. Write-down of vessel was $1.0 million for the three and six months ended June 30, 2012. In the second quarter of 2012, we decided to sell one older shuttle tanker. The carrying value of this vessel was written down to its estimated fair value. We subsequently sold the vessel in early August 2012.

Restructuring Charges. Restructuring charges were $1.0 million and $1.6 million for the three and six months ended June 30, 2013, respectively, resulting from a reorganization of marine operations to create better alignment with our shuttle tanker business unit and a lower cost organization going forward. Please read “Item 1 – Financial Statements: Note 11 Restructuring Charges.”

FPSO Segment

Our FPSO segment (which includes our Teekay Petrojarl business unit) includes the FPSO units and other vessels used to service our FPSO contracts. As at June 30, 2013, in addition to the four 100% owned FPSO units and the four FPSO units owned by Teekay Offshore, the FPSO segment had one FPSO unit under construction, scheduled to deliver in mid- 2014, and a 50% interest in one FPSO unit by Teekay Offshore. The charter contract for the Petrojarl I FPSO unit ended in April 2013 and the unit has since been on off hire. From the fourth quarter of 2012 through the second quarter of 2013, the Foinaven FPSO unit experienced lower than planned production levels due to equipment-related operational issues. In mid-July 2013, we and the charterer agreed to stop production to repair the FPSO unit’s gas compression trains and repair the subsea system. The first compressor train was repaired in August 2013 allowing the unit to recommence operations. The second compressor train is expected to be repaired by November 2013, at which point the Foinaven FPSO unit is expected to reach full production. In September 2013, the Hummingbird Spirit FPSO unit’s charter contract was extended by a firm period of one year until December 31, 2014 with charterer’s options to extend the contract out to March 31, 2016. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate time-charter FPSO contracts or FPSO service contracts, some of which also include certain incentive compensation based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduce oil production.

The following table presents our FPSO segment’s operating results for the three and six months ended June 30, 2013 and 2012 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai FPSO, which is accounted for under the equity method.

	Three Months Ended			Six Months Ended
	June 30%			June 30%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	Change	2013	2012	Change
Revenues	122,560	136,198	(10.0)	263,489	264,866	(0.5)
Voyage expenses	—	—	—	—	232	100.0
Vessel operating expenses	84,054	85,489	(1.7)	161,438	159,571	1.2
Depreciation and amortization	39,285	34,415	14.2	73,317	67,563	8.5
General and administrative (1)	11,760	10,214	15.1	24,121	21,791	10.7
Gain on sale of equipment	(1,338)	—	(100.0)	(1,338)	—	(100.0)

(Loss) income from vessel operations	(11,201)	6,080	(284.2)	5,951	15,709	(62.1)

Calendar-Ship-Days
Owned Vessels	969	910	6.5	1869	1820	2.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The number of our FPSO units for the three and six months ended June 30, 2013 increased compared to the same periods last year due to the acquisition of the Voyageur Spirit, which has been accounted for as a VIE since November 2011 until its acquisition on May 2, 2013. Please read “Item 1 – Financial Statements: Note 3 (a) – Acquisitions – FPSO Unit from Sevan Marine ASA.”

Revenues. Revenues decreased for the three and six months ended June 30, 2013 compared to the same periods last year, primarily due to:

•	decreases of $7.8 million and $5.3 million, respectively, for the three and six months ended June 30, 2013, compared to the same periods last year, due to the expiration of the charter contract for the Petrojarl I in the second quarter of 2013, partially offset by a higher rate earned and a recovery of fuel costs for that unit during the first quarter of 2013;

•	a decrease of $3.6 million for the three months ended June 30, 2013, due to lower supplemental efficiency and tariff payments accrued for the Petrojarl Foinaven FPSO contract;

•	a decrease of $3.2 million for the for the three months ended June 30, 2013, due to lower amortization of in-process revenue contracts for the Hummingbird Spirit;

•	a decrease of $3.0 million for the six months ended June 30, 2013, relating to the Voyageur Spirit, as pre-operating cost recoveries are deferred during its mobilization phase, which occurred mainly during the first quarter of 2013 until first oil was achieved in mid-April, which was partially offset by revenue earned relating to the service component of the contract after first oil was achieved;

•	decreases of $1.0 million and $1.4 million for the three and six months ended June 30, 2013, respectively, from engineering services;

•	a decrease of $0.9 million for the three and six months ended June 30, 2013, due to a lower credit earned for unused maintenance days under the service contract of the Rio das Ostras compared to the same periods last year; and

•	a decrease of $0.8 million for the three and six months ended June 30, 2013, due to the Rio das Ostras earning a standby rate while it was being relocated to a new oil field;

partially offset by

•	an increase of $4.0 million for the six months ended June 30, 2013 from the Petrojarl Foinaven due to the finalization with our customer of revenue for the prior year based on various annual operational performance measures, oil production levels and the average oil price for the year, and higher production in 2013 compared to the same period last year, partially offset by lower supplemental efficiency and tariff payments accrued in the current year;

•	an increase of $2.8 million for the six months ended June 30, 2013 related to a front-end engineering and design study completed in the first quarter of 2013;

•	increases of $2.3 million and $1.6 million, respectively, for the three and six months ended June 30, 2013, due to increased incentives earned and higher production on the Petrojarl Varg and partly due to a planned maintenance shutdown of the unit in the second quarter of 2012;

•	an increase of $0.6 million for the three and six months ended June 30, 2013, relating to the recovery of certain upgrade costs on the Rio das Ostras; and

•	an increase of $0.5 million for the six months ended June 30, 2013, due to increased production on the Piranema Spirit.

Vessel Operating Expenses. Vessel operating expenses decreased during the three months ended June 30, 2013 compared to the same period last year and increased during the six months ended June 30, 2013, compared to the same period last year, primarily due to:

•	decreases of $5.5 million and $6.6 million, respectively, for the three and six months ended June 30, 2013, due to reduced operations for the Petrojarl I resulting from its charter contract expiration in the second quarter of 2013;

•	decreases of $2.7 million and $7.1 million, respectively, for the three and six months ended June 30, 2013, as the Voyageur Spirit’s pre-operating costs were deferred during its mobilization phase, which occurred mainly during the first quarter of 2013 until first oil was achieved in mid-April, partially offset by higher operating costs incurred since first oil was achieved; and

•	decreases of $2.7 million and $2.4 million for the three and six months ended June 30, 2013, respectively, from lower costs on the Hummingbird Spirit;

partially offset by

•	increases of $4.6 million and $3.9 million, respectively, for the three and six months ended June 30, 2013, due to repairs and maintenance costs on the Petrojarl Banff FPSO unit as it is being prepared to resume operations later this year as a result of the December 2011 weather-related incident;

•	an increase of $2.6 million for the six months ended June 30, 2013, due to the cost of a front end engineering and design study completed in the first quarter of 2013;

•	increases of $2.1 million and $3.6 million for the three and six months ended June 30, 2013, respectively, due to higher maintenance costs relating to the Petrojarl Varg, Rio das Ostras and the Piranema Spirit compared to the same periods last year;

•	an increase of $1.3 million for the six months ended June 30, 2013, due to the depreciation of the U.S. Dollar against the Norwegian Kroner compared to the same period last year;

•	increases of $1.0 million and $2.4 million for the three and six months ended June 30, 2013, respectively, due to higher crew and manning costs mainly relating to the Petrojarl Varg and the Piranema Spirit due to higher salary costs and crew levels;

•	increases of $1.0 million and $1.4 million for the three and six months ended June 30, 2013, respectively, due to increases in ship management fees; and

•	an increase of $0.7 million for the six months ended June 30, 2013, due to higher crew and maintenance costs on the Petrojarl Foinaven compared to the same period last year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and six months ended June 30, 2013 from the same periods last year, primarily due to capital upgrades and the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013.

Gain on sale of equipment. Gain on sale of equipment for the three months ended June 30, 2013 was related to the sale of sub-sea equipment of the Petrojarl I. Please read “Item 1 – Financial Statements: Note 6a – Vessel Sales.”

Liquefied Gas Segment

As at June 30, 2013, our liquefied gas segment (which includes our Teekay Gas Services business unit) consisted of 29 liquefied natural gas (or LNG) carriers and 29 LPG/Multigas carriers (in which Teekay LNG’s interests ranged from 33% to 100%). However, the table below includes only those carriers we consolidate, comprising 11 LNG carriers and five LPG carriers. The table excludes four newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) six LNG carriers relating to Teekay LNG’s joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) the four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to Teekay LNG’s joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers), (iv) two LNG carriers relating to Teekay LNG’s joint ventures with Exmar (or the Exmar LNG Carriers) and (v) the 24 Exmar LPG Carriers.

The following table compares our liquefied gas segment’s operating results for the three and six months ended June 30, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days for our liquefied gas segment:

	Three Months Ended			Six Months Ended
	June 30%			June 30%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	Change	2013	2012	Change
Revenues	70,983	70,093	1.3	141,984	143,678	(1.2)
Voyage expenses	487	53	818.9	491	149	229.5

Net revenues	70,496	70,040	0.7	141,493	143,529	(1.4)
Vessel operating expenses	15,164	12,653	19.8	30,260	25,620	18.1
Depreciation and amortization	18,328	17,445	5.1	35,619	34,683	2.7
General and administrative (1)	5,314	4,513	17.7	11,510	9,618	19.7

Income from vessel operations	31,690	35,429	(10.6)	64,104	73,608	(12.9)

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,456	1,456	—	2,896	2,912	(0.5)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Operating Results – General and Administrative Expenses.”

Net Revenues. Net revenues increased and decreased for the three and six months ended June 30, 2013, respectively, compared to the same periods last year, primarily due to:

•	decreases $0.6 million and $3.2 million for the three and six months ended June 30, 2013, respectively, due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking and revenue adjustments relating to cooling of the cargo tanks subsequent to the dry docking;

•	a decrease of $2.1 million for the three and six months ended June 30, 2013, respectively, due to the Catalunya Spirit being off-hire for 21 days in the second quarter of 2013 for a scheduled dry docking; and

•	a decrease of $0.8 million for the six months ended June 30, 2013, due to one less calendar day during 2013 compared to 2012;

partially offset by

•	an increase of $1.4 million for the three and six months ended June 30, 2013, due to the Hispania Spirit being off-hire for 21 days in the second quarter of 2012 for a scheduled dry docking;

•	an increase of $0.9 million for the three and six months ended June 30, 2013, due to a one-time payment made to the charterer of the Galicia Spirit for delaying the scheduled dry docking in the second quarter of 2012;

•	increases of $0.6 million and $0.9 million for the three and six months ended June 30, 2013, respectively, due to revenue from ship management activities; and

•	increases of $0.1 million and $0.5 million for the three and six months ended June 30, 2013, respectively, due to the effect on our Euro-denominated revenues from the stronger Euro against the U.S. Dollar in 2013 compared to the same periods in the prior year.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2013, from the same periods last year, primarily as a result of:

•	increases of $0.4 million and $2.3 million for the three and six months ended June 30, 2013, respectively, due to main engine overhauls and spares and consumables purchased for the Tangguh Hiri and Tangguh Sago for the dry docking of these vessels in 2013;

•	increases of $0.6 million and $1.3 million for the three and six months ended June 30, 2013, respectively, due to maintenance and repair costs for certain of our LNG carriers in 2013;

•	increases of $1.0 million and $0.7 million for the three and six months ended June 30, 2013, respectively, as a result of higher manning costs due to wage increases in certain of our LNG carriers; and

•	an increase of $0.7 million for the three and six months ended June 30, 2013, due to increases in ship management fees.

Depreciation and Amortization. Depreciation and amortization increased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily as a result of the amortization of dry-dock expenditures incurred in 2012 and in the first and second quarters of 2013.

Conventional Tanker Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a) Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Gas Services, Teekay Shuttle Offshore and Teekay Tankers Services business units), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, Teekay Tankers has a 50% interest in a Very Large Crude Carrier (or VLCC) that was delivered in the second quarter of 2013, and is accounted for under the equity method. Upon delivery, this vessel commenced operations under a time-charter for a term of five years.

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days for our fixed-rate tanker sub-segment:

	Three Months Ended			Six Months Ended
	June 30%			June 30%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	Change	2013	2012	Change
Revenues	68,301	79,983	(14.6)	138,694	168,458	(17.7)
Voyage expenses	1,392	1,917	(27.4)	2,494	3,235	(22.9)

Net revenues	66,909	78,066	(14.3)	136,200	165,223	(17.6)
Vessel operating expenses	30,928	29,516	4.8	61,503	62,857	(2.2)
Time-charter hire expense	1,608	7,324	(78.0)	3,138	13,960	(77.5)
Depreciation and amortization	14,021	17,989	(22.1)	28,549	37,994	(24.9)
General and administrative (1)	5,768	5,933	(2.8)	11,542	12,644	(8.7)
Loan loss provisions	7,042	—	100.0	10,207	—	100.0
Restructuring charges	299	—	100.0	941	—	100.0

Income from vessel operations	7,243	17,304	(58.1)	20,320	37,768	(46.2)

Calendar-Ship-Days
Owned Vessels	2,560	2,870	(10.8)	5,146	5,873	(12.4)
Chartered-in Vessels	91	335	(72.8)	181	699	(74.1)

Total	2,651	3,205	(17.3)	5,327	6,572	(18.9)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and six months ended June 30, 2013 compared with the same periods last year due to:

•	the transfer of four Suezmax tankers, three Aframax tankers and two medium-range (or MR) product tanker to the spot tanker sub-segment;

•	the redelivery to its owner of one in-chartered Suezmax tanker; and

•	an overall decrease in the number of calendar days for the current period due to 2012 being a leap year;

partially offset by

•	the transfer of two Aframax tankers from the spot tanker sub-segment.

The collective impact from the above noted fleet changes are referred to below as the Net Fixed-Rate Fleet Reductions.

Net Revenues. Net revenues decreased for the three and six months ended June 30, 2013 compared to the same periods last year, primarily due to:

•	decreases of $6.8 million and $22.8 million for the three and six months ended June 30, 2013, respectively, due to the Net Fixed-Rate Fleet Reductions;

•	decreases of $1.6 million and $3.2 million for the three and six months ended June 30, 2013, respectively, due to decreases in interest income earned on our investments in term loans;

•	decreases of $1.4 million and $3.0 million for the three and six months ended June 30, 2013, respectively, due to lower average charter rates earned from charter renewals and new charters; and

•	decreases of $1.7 million and $1.3 million for the three and six months ended June 30, 2013, respectively, due to more off-hire days in 2013;

partially offset by

•	increases of $0.4 million and $1.2 million for the three and six months ended June 30, 2013, respectively, due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our net cash flow or net income).

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended June 30, 2013 and decreased for the six months ended June 30, 2013 from the same periods last year, primarily due to:

•	decreases of $2.0 million and $6.4 million for the three and six months ended June 30, 2013, respectively, due to the Net Fixed-Rate Fleet Reductions;

and

•	increases of $3.4 million and $5.0 million for the three and six months ended June 30, 2013, respectively, due to the timing of service and maintenance activities performed and an increase in manning costs for certain of our conventional tankers.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily due to the redelivery to its owner of one in-chartered Suezmax tanker and the change in segment employment for two in-chartered Aframax tankers.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily due to:

•	decreases of $2.9 million and $7.2 million for the three and six months ended June 30, 2013, respectively, due to the Net Fleet Reductions; and

•	decreases of $2.4 million and $4.7 million for the three and six months ended June 30, 2013, respectively, due to the effect of vessel write-downs incurred in the fourth quarter of 2012;

partially offset by

•	increases of $1.1 million and $2.1 million for the three and six months ended June 30, 2013, respectively, due to accelerated amortization of intangible assets relating to the charter contracts of three Suezmax tankers as we expect the life of these intangible assets will be shorter than originally assumed in prior periods.

Loan Loss Provisions. Loan loss provisions for the three months and six months ended June 30, 2013 relate to allowances provided in respect of our investments in term loans. In July 2010 and February 2011, we invested a total of $183.0 million in three loans, two maturing in July 2013 and one maturing in February 2014 secured by first priority mortgages registered on two 2010-built and one 2011-built VLCC vessels, respectively. The borrowers have been in default on their interest payment obligations since January 2013, and subsequently in default on the repayment of the loan principal on the two loans maturing in July 2013. As a result, we entered into discussions with the borrowers and the second priority mortgagee of the vessels to realize on our security for the loans. In May 2013, we took over management of the vessels. Currently, two of the vessels are trading in the spot tanker market under our management, while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to us. The vessel’s insurers are in the process of negotiating the release of the vessel, after which it is expected the vessel will commence trading in the spot tanker market under our management. During the three and six months ended June 30, 2013, we recorded loss provisions of $7.0 million and $10.2 million, respectively, on the investment in term loans, inclusive of $6.6 million of accrued but unpaid interest as at June 30, 2013, to reflect the estimated loss that could be incurred based on our current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the potential sale of the three VLCC vessels. However, actual results could vary from our estimates, including earning lower rates from the vessels in the spot or time-charter markets, incurring higher costs to operate the vessels or that the value of the two 2010-built and one 2011-built VLCC tankers will decline further. The carrying value of the loans will be adjusted each subsequent reporting period to reflect any changes in the present value of the expected future cash flows. Please read “Item 1 – Financial Statements: Note 6b – Loan Loss Provisions and Asset Impairments.”

Restructuring Charges. Restructuring charges for the three and six months ended June 30, 2013, primarily relate to costs incurred in association with the reorganization of our marine operations. Please read “Item 1 – Financial Statements: Note 11 – Restructuring Charges.”

b) Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Shuttle Offshore and Teekay Tankers Services business units), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days for our spot tanker sub-segment:

	Three Months Ended			Six Months Ended
	June 30%			June 30%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	Change	2013	2012	Change
Revenues	28,801	46,813	(38.5)	58,862	100,956	(41.7)
Voyage expenses	2,000	4,954	(59.6)	5,400	14,930	(63.8)

Net revenues	26,801	41,859	(36.0)	53,462	86,026	(37.9)
Vessel operating expenses	22,360	19,176	16.6	41,862	36,721	14.0
Time-charter hire expense	10,826	11,198	(3.3)	21,971	34,924	(37.1)
Depreciation and amortization	9,042	13,182	(31.4)	17,989	25,613	(29.8)
General and administrative (1)	3,229	4,329	(25.4)	7,665	10,019	(23.5)
(Gain) loss on sale of vessels and write-downs of vessels	(3)	2,221	(100.1)	29	2,024	(98.6)
Restructuring charges	447	1,525	(70.7)	1,272	1,525	(16.6)

Loss from vessel operations	(19,100)	(9,772)	95.5	(37,326)	(24,800)	50.5

Calendar-Ship-Days
Owned Vessels	1,770	1,936	(8.6)	3,541	3,756	(6)
Chartered-in Vessels	637	777	(18.0)	1,287	2,060	(38)

Total	2,407	2,713	(11.3)	4,828	5,816	(17)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily due to:

•	the in-charter redeliveries to their owners of three Suezmax tankers, six Aframax tankers and two long-range 2 (or LR2) product tankers (or the In-charter Redeliveries);

•	the sale of six Aframax tankers;

•	the transfer of two Aframax tanker to the fixed tanker sub-segment; and

•	an overall decrease in the number of calendar days for the current period due to 2012 being a leap year;

partially offset by

•	the transfer of four Suezmax tankers, three Aframax tankers and two MR product tanker from the fixed-rate tanker sub-segment; and

•	the new in-charter of one Aframax tanker.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker spot rates declined slightly during the second quarter of 2013 and remain at comparatively low levels on a historical basis. In the Suezmax sector, a continued decline in U.S. crude oil imports from West Africa due to increased U.S. domestic crude oil production, coupled with a weak VLCC market, put downward pressure on Suezmax spot tanker rates. In the Aframax sector, a reduction in Russian seaborne crude exports and a decline in production from North Sea fields due to seasonal maintenance, negatively impacted Aframax tanker demand during the second quarter. However, other factors provided support to crude tanker rates during the second quarter, particularly in the Pacific region, as Asian refineries returned to production following spring maintenance. In the Atlantic basin, weather delays in the U.S. Gulf region tightened vessel supply at times during the second quarter although no significant tropical storm-related disruptions have occurred yet.

Asian naphtha imports averaged one million tonnes per month in the second quarter of 2013, which was positive for LR2 product tanker demand. However, several LR2 product tankers which had previously been trading in the crude oil spot market switched and started to compete for refined product cargoes, placing downward pressure on LR2 spot rates towards the end of the second quarter.

During the first half of 2013, 14.6 million deadweight tonnes (mdwt) of tankers were delivered into the world tanker fleet, the lowest first half delivery total since 2006. The level of tanker removals was relatively low at 4.1 mdwt during the first half of 2013, which resulted in net fleet growth of 10.5 mdwt, or approximately 2.1%. The current world tanker orderbook of 51 mdwt is the lowest level since February 2001 on an absolute basis, and the lowest since April 1997 on a percentage of the total world fleet basis (approximately 10%). Since the start of 2013, there has been an increase in new tanker orders, with 12.5 mdwt ordered in the first six months of the year compared to 6.6 mdwt ordered in the same period of 2012. Most of these orders have been for Medium-Range (MR) and LR2 product tanker vessels. Relative to historical levels, the current pace of newbuild tanker ordering remains low compared to the annual average contracting rate of 35.8 mdwt between 2000 to 2012.

The International Monetary Fund recently downgraded its outlook for GDP growth in 2013 to 3.1% down from 3.3% in its previous forecast, and 3.8% for 2014, down from 4.0% previously. The current outlook for 2013 oil demand growth is a modest increase of 0.9 million barrels per day (mb/d) based on the average of the International Energy Agency (IEA), Energy Information Administration (EIA), and OPEC forecasts. For 2014, the oil demand outlook is more positive, with the IEA, EIA and OPEC forecasting an average global oil demand growth of 1.2 mb/d, mainly driven by the non-OECD countries and China in particular. However, the level of OPEC oil production is expected to decline by 0.2 mb/d in 2014 as non-OPEC supply growth, led by the United States, is forecasted to outpace demand growth, which could dampen demand for large crude oil tankers.

	Three Months Ended
	June 30, 2013			June 30, 2012
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$
Spot Fleet(1)
Suezmax Tankers	13,143	1,092	12,041	24,093	991	24,312
Aframax Tankers	8,929	792	11,272	13,159	1,138	11,564
Large/Medium Product Tankers/VLCC	5,096	432	11,810	4,607	320	14,396
Other(2)	(367)	—	—	—	—	—

Totals	26,801	2,316	11,571	41,859	2,449	17,092

	Six Months Ended
	June 30, 2013			June 30, 2012
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$
Spot Fleet(1)
Suezmax Tankers	27,132	2,115	12,830	48,124	1,990	24,183
Aframax Tankers	18,985	1,792	10,595	29,057	2,565	11,328
Large/Medium Product Tankers/VLCC	9,512	734	12,963	8,846	775	11,414
Other(2)	(2,167)	—	—	—	—	—

Totals	53,462	4,641	11,521	86,026	5,330	16,140

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than one year.
(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the write-off of doubtful accounts and the cost of fuel while offhire.

Average spot tanker TCE rates decreased for the three and six months ended June 30, 2013, compared to the same periods last year. The TCE rates for the three and six months ended June 30, 2013 generally reflect continued weak global oil demand caused by the slowdown. Partially in response to this global economic slowdown, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability through a volatile spot tanker market.

Net Revenues. Net revenues decreased for the three and six months ended June 30, 2013, compared to the same periods last year primarily due to:

•	decreases of $9.1 million and $23.6 million for the three and six months ended June 30, 2013, respectively, due to the decrease in our average spot tanker TCE rates, predominantly from our Suezmax tankers; and

•	decreases of $8.3 million and $9.0 million for the three and six months ended June 30, 2013, respectively, due to the Net Spot Fleet Reductions.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily due to the timing of repairs and maintenance, partially offset by the Net Spot Fleet Reductions.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily due to:

•	decreases of $1.0 million and $14.5 million for the three and six months ended June 30, 2013, respectively, due to the In-charter Redeliveries;

partially offset by

•	increases of $0.6 million and $1.5 million for the three and six months ended June 30, 2013, respectively, due to an increase in in-charter contract hire rates.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and six months ended June 30, 2013, compared to the same periods last year, primarily due to:

•	decreases of $3.9 million and $5.7 million for the three and six months ended June 30, 2013, respectively, due to the effect of vessel write-downs incurred in the fourth quarter of 2012;

•	decreases of $0.2 million and $1.1 million for the three and six months ended June 30, 2013, respectively, due to the Net Spot Fleet Reductions; and

•	a decrease of $0.9 million for the six months ended June 30, 2013 due to an intangible asset that was fully amortized in the first quarter of 2012.

Loss on Sale of Vessels and Write-downs of Vessels. Loss on sale of vessels and equipment for the three and six months ended June 30, 2012, relates primarily to a loss on sale of a 1997-built conventional tanker.

Restructuring Charges. Restructuring charges for the three and six months ended June 30, 2013, primarily relate to costs incurred in association with the reorganization of our marine operations. Please read Item 1 – Financial Statements: Note 11 – Restructuring Charges.

Other Operating Results

The following table compares our other operating results for the three and six months ended June 30, 2013 and 2012:

	Three Months Ended			Six Months Ended
	June 30%			June 30%
(in thousands of U.S. dollars, except percentages)	2013	2012	Change	2013	2012	Change
General and administrative	(35,395)	(36,230)	(2.3)	(74,666)	(74,592)	0.1
Interest expense	(44,687)	(42,707)	4.6	(87,197)	(85,007)	2.6
Interest income	2,018	1,645	22.7	3,036	3,691	(17.7)
Realized and unrealized gain (loss) on non-designated derivative instruments	56,035	(94,598)	(159.2)	42,246	(89,783)	(147.1)
Equity income	47,372	5,291	795.3	74,687	22,935	225.6
Foreign exchange gain	678	17,835	(96.2)	2,867	2,011	42.6
Other (loss) income	(1,386)	89	(1,657.3)	3,856	2,432	58.6
Income tax (expense) recovery	(1,873)	1,849	(201.3)	(4,373)	5,417	(180.7)

Interest Expense. Interest expense increased to $44.7 million and $87.2 million, respectively, for the three and six months ended June 30, 2013, from $42.7 million and $85.0 million, respectively, for the same periods last year, primarily due to:

•	increases of $2.7 million and $7.0 million for the three and six months ended June 30, 2013, respectively, as a result of the NOK-denominated bond issuances by Teekay LNG and Teekay in May 2012 and October 2012, respectively;

•	increases of $3.5 million and $2.3 million for the three and six months ended June 30, 2013, respectively, related to the Voyageur Spirit credit facility as interest expense was capitalized during the upgrade period of the Voyageur Spirit FPSO unit;

•	increases of $1.9 million and $3.8 million for the three and six months ended June 30, 2013, respectively, primarily from the issuance by Teekay Offshore of the NOK 1.3 billion senior unsecured bonds in January 2013, partially offset by the repurchase of NOK 388.5 million of Teekay Offshore’s existing NOK 600 million senior unsecured bond issue that matures in November 2013;

•	increases of $1.2 million and $1.9 million for the three and six months ended June 30, 2013, respectively, as a result of a new revolving credit facility we entered into in December 2012; and

•	an increase of $1.2 million for the three and six months ended June 30, 2013, respectively, due to the drawdown of new debt facilities relating to the two newbuilding shuttle tankers that delivered during the second quarter of 2013;

partially offset by

•	decreases of $9.0 million and $13.7 million for the three and six months ended June 30, 2013, respectively, due to decreased LIBOR and lower principal U.S. Dollar debt balances due to debt repayments during 2012 and the first and second quarters of 2013; and

•	decreases of $0.3 million and $0.9 million for the three and six months ended June 30, 2013, respectively, due to lower EURIBOR relating to Euro-denominated debt.

Realized and unrealized gains (losses) on non-designated derivative instruments. Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). Net realized and unrealized gains (losses) on non-designated derivatives were $56.0 million and $42.2 million, respectively, for the three and six months ended June 30, 2013, compared to ($94.6) million and ($89.8) million, respectively, for the three and six months ended June 30, 2012, as detailed in the table below:

	Three Months Ended		Six Months Ended
	June 30		June 30
(in thousands of U.S. Dollars)	2013	2012	2013	2012
Realized (losses) gains relating to:
Interest rate swap agreements	(30,899)	(29,669)	(61,251)	(60,085)
Interest rate swap agreement terminations	(4,187)	—	(4,187)	—
Foreign currency forward contracts	(1,873)	147	(1,452)	1,384
Foinaven embedded derivative	—	—	—	11,452

	(36,959)	(29,522)	(66,890)	(47,249)

Unrealized gains (losses) relating to:
Interest rate swap agreements	96,911	(58,425)	116,115	(41,290)
Foreign currency forward contracts	(3,917)	(6,651)	(6,979)	2,141
Foinaven embedded derivative	—	—	—	(3,385)

	92,994	(65,076)	109,136	(42,534)

Total realized and unrealized gains (losses) on derivative instruments	56,035	(94,598)	42,246	(89,783)

The realized losses and gains relate to amounts we actually realized or paid to settle such derivative instruments. The unrealized gains (losses) on interest rate swaps for the three months and six months ended June 30, 2013 and 2012 were primarily due to changes in the forward interest swap rates.

As at June 30, 2013 and 2012, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.8 billion and $3.9 billion for the respective periods, with average fixed rates of approximately 3.6% and 3.8%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $30.9 million and $61.3 million during the three and six months ended June 30, 2013, compared to losses of $29.7 million and $60.1 million for the respective periods in the prior year under the interest rate swap agreements. We also incurred a realized loss of $4.2 million during the three and six months ended June 30, 2013, from the termination of an interest rate swap prior to our acquisition of the Voyageur Spirit FPSO unit and while we accounted for the unit as a VIE.

Primarily as a result of significant changes in long-term benchmark interest rates during the three and six months ended June 30, 2013, we recognized unrealized gains of $93.0 million and $109.1 million, respectively, compared with unrealized losses of $65.1 million and $42.5 million for the same periods last year. Please read “Financial Statements: Note 14—Derivative Instruments and Hedging Activities.”

Please see Item 5—Operating and Financial Review and Prospects: Valuation of Derivative Financial Instruments in our Annual Report on Form 20-F for the year ending December 31, 2012, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gains on derivative instruments.

Equity Income. Our equity income increased to $47.4 million and $74.7 million, respectively, for the three and six months ended June 30, 2013, compared to equity income of $5.3 million and $22.9 million, respectively, for the same periods last year, primarily due to:

•	increases of $20.0 million and $18.7 million for the three and six months ended June 30, 2013, respectively, in Teekay LNG’s 33% investment in the Angola LNG Carriers, primarily due to the change in unrealized gains (losses) on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to the same periods last year;

•	increases of $10.1 million and $6.7 million for the three and six months ended June 30, 2013, respectively, from the Baúna and Piracaba (previously named Tiro and Sidon) joint venture as the Itajai FPSO unit commenced operations in February 2013;

•	increases of $1.5 million and $10.1 million for the three and six months ended June 30, 2013, respectively, due to the acquisition of a 52% ownership interest in the MALT LNG Carriers in February 2012, charter contracts entered into in 2012 with higher charter rates for certain of the MALT LNG Carriers, and acquisition fees incurred in 2012, which are partially offset by the dry docking of the Methane Spirit resulting in 28 off-hire days in 2013;

•	increases of $4.4 million and $5.7 million for the three and six months ended June 30, 2013, respectively, due to the acquisition of a 50% ownership interest in the Exmar LPG BVBA Joint Venture in February 2013;

•	increases of $2.5 million and $3.3 million for the three and six months ended June 30, 2013, respectively, in Teekay LNG’s 40% investment in Teekay Nakilat (III) Corporation, primarily due to the change in unrealized gains on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to the same periods last year;

•	increases of $3.0 million and $2.9 million for the three and six months ended June 30, 2013, respectively, related to equity income from our investment in Petrotrans Holdings Ltd.; and

•	increases of $0.9 million and $4.2 million for the three and six months ended June 30, 2013, respectively, related to equity income from our investment in Sevan.

For the three and six months ended June 30, 2013, equity income includes gains of $17.2 million and $22.5 million, respectively, relating to our share of unrealized losses on interest rate swaps, compared to unrealized (losses) gains on interest rate swaps of $(10.4) million and $3.5 million, respectively, included in equity income for the same periods last year.

Foreign Exchange Gain. Foreign currency exchange gains were $0.7 million and $2.9 million, respectively, for the three and six months ended June 30, 2013, compared to foreign currency exchange gains of $17.8 million and $2.0 million, respectively, for the same periods last year. Our foreign currency exchange gains, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During the six months ended June 30, 2013, Teekay Offshore repurchased NOK 388.5 million of our existing NOK 600 million senior unsecured bond issue that matures in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the settlements of the associated cross currency swap. Excluding this, for the three and six months ended June 30, 2013, foreign currency exchange gains include realized gains of $0.5 million (2012—$0.7 million) and $1.6 million (2012—$1.7 million) and unrealized losses of $16.4 million (2012—$21.0 million) and $54.4 million (2012—$13.2 million) on our cross currency swap and unrealized gains of $22.0 million (2012—$16.9 million) and $51.6 million (2012—$7.9 million) on the revaluation of our NOK-denominated debt. For the three and six months ended June 30, 2013, foreign currency exchange (losses) gains include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $(4.5) million and $3.6 million as compared to $17.0 million and $7.4 million for the same periods of 2012.

Income Tax (Expense) Recovery. Income tax expense was ($1.9) million and ($4.4) million for the three and six months ended June 30, 2013, compared to income tax recoveries of $1.8 million and $5.4 million, for the same periods last year. The increase in income tax expense for the three and six months ended June 30, 2013, compared to the same periods for 2012 was primarily due to a settlement of an uncertain tax position in Spain during the first quarter of 2012 which resulted in a $5.3 million recovery and income tax recoveries of $5.1 million relating to the reversal of two uncertain tax position accruals in the second quarter of 2012.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at June 30, 2013, our cash and cash equivalents totaled $540.2 million, compared to $639.5 million as at December 31, 2012. As at June 30, 2013 and December 31, 2012, our total liquidity, including cash and undrawn credit facilities, was $1.3 billion and $1.9 billion.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

As at June 30, 2013, we had $943.0 million of scheduled debt repayments coming due within the next twelve months. In addition, as at June 30, 2013, we had $160.3 million current capital lease obligations for five Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these five Suezmax tankers. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. In July 2013, we received notification of termination from the owner for two of the five vessels, subject to approval by its board of directors and sale of the vessels to a third-party. Upon sale of the vessels to a third party, we will not be required to repay the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. While we do not expect the owner to exercise its option to require us to purchase the five Suezmax tankers, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lenders consent, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged debt financing for capital commitments of approximately $240 million, which mostly relates to our remaining 2013 capital expenditure commitments. We are currently in the process of obtaining additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at June 30, 2013.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

As at June 30, 2013, our revolving credit facilities provided for borrowings of up to $2.4 billion, of which $0.7 billion was undrawn. The amount available under these revolving credit facilities reduces by $389.5 million (remainder of 2013), $710.3 million (2014), $222.4 million (2015), $342.5 million (2016), $445.0 million (2017) and $321.0 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 52 of our vessels, together with other related security, and are guaranteed by us or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 40 of our vessels, together with other related security, and are generally guaranteed by us or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2013, these ratios ranged from 117.3% to 311.1% compared to their minimum required ratios of 105% to 120%, respectively. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at June 30, 2013 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5% to 7.5% of total debt. As at June 30, 2013, this aggregate amount was $321.3 million. We were in compliance with all of our loan covenants at June 30, 2013.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, NOK and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk. “

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. Dollars)	2013	2012
Net operating cash flows	66,824	139,484
Net financing cash flows	286,036	41,097
Net investing cash flows	(452,145)	(206,971)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of an increase in tanker supply and the reduction in global oil demand that was caused by a slow-down in global economic activity that began in late 2008.

Net cash flow from operating activities decreased to $66.8 million for the six months ended June 30, 2013, from $139.5 million for the six months ended June 30, 2012. This decrease was primarily due to a $63.0 million net decrease in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our four reportable segments, primarily as a result of reduced operating cash flows from our FPSO and conventional tanker segments, partially offset by an increase in non-cash working capital of $49.6 million primarily due to the timing of payments made to vendors. There was an increase of $21.9 million on expenditures for dry docking in the six months ended June 30, 2013 compared to the same period in 2012, which also contributed to the decrease in cash flows from operating activities. In addition, there was a $8.2 million increase in interest expense (including interest income and realized losses on interest rate swaps) in the six months ended June 30, 2013 compared to the same period in 2012.

For further discussion of our four reportable segments, please read “Results of Operations.”

Financing Cash Flows

We have three publicly-traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies), in which we have less than 100% ownership interests. It is our intention that the Daughter Companies hold most of our liquefied gas transportation assets (Teekay LNG), our offshore assets, including shuttle tankers, FPSO units and FSO units (Teekay Offshore), and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. The Daughter Companies distribute operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of debt and new equity from public or private investors or the assumption of debt related to acquired vessels. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $212.4 million in the six months ended June 30, 2013, compared to $65.9 million in the same period last year. As the size of the Daughter Companies has grown through acquisitions, whether from Teekay or otherwise, the amount of their operating cash flows generally have increased, which has resulted in larger aggregate distributions. Consequently, distributions from the Daughter Companies to non-controlling interests have increased to $125.7 million in the six months ended June 30, 2013, from $121.1 million in the same period last year.

We use our revolving credit facilities to finance capital expenditures. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, increased to $460.1 million in the six months ended June 30, 2013, from $332.4 million in the same period last year. We primarily used the net proceeds from drawing on undrawn revolvers to fund the acquisition of Teekay LNG’s 50% interest in the Exmar LPG carriers, as well as funding our newbuilding installments and capital expenditures.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $229.0 million in the six months ended June 30, 2013, compared to $154.3 million in the same period last year.

Dividends paid during the six months ended June 30, 2013 were $45.3 million, compared to $45.0 million for the six months ended June 30, 2012, or $0.6325 per share for each period. Subject to financial results and declaration by our Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995.

Investing Cash Flows

During the six months ended June 30, 2013, we incurred capital expenditures for vessels and equipment of $320.0 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers, two LNG carriers and the installment payments and conversion costs of our FPSO units under construction or conversion. We received aggregate net proceeds of $39.6 million from the sales of a 1992-built shuttle tanker, a 1992-built conventional tanker, 1995-built conventional tanker, a 1998-built conventional tanker and sub-sea equipment from Petrojarl I FPSO unit. In addition, we invested $136.4 million in our equity accounted investees, primarily related to the Exmar LPG BVBA Joint Venture (including working capital contribution and acquisition costs), and advanced $41.5 million to our equity accounted investees.

During the six months ended June 30, 2012, we incurred capital expenditures for vessels and equipment of $205.2 million, primarily for capitalized vessel modifications and shipyard construction instalment payments on our newbuilding shuttle tankers and the instalment payments and conversion costs of our FPSO units under construction or conversion. We received net proceeds of $192.0 million from the sale of the Baúna and Piracaba (previously named Tiro and Sidon) FPSO project to our 50% joint venture with Odebrecht and $9.8 million from the sale of a 1997-built conventional tanker. In addition, we invested $161.2 million in our equity accounted investees, mainly related to the Teekay LNG-Marubeni Joint Venture (including working capital contribution and acquisition costs) and advanced $58.9 million to our equity accounted investees.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at June 30, 2013:

		Remainder	2014	2016
		of	and	and	Beyond
	Total	2013	2015	2017	2017
	In millions of U.S. Dollars
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,835.1	389.2	1,474.1	1,100.1	1,871.7
Chartered-in vessels (operating leases)	117.9	42.7	56.6	18.2	0.4
Commitments under capital leases (2)	179.2	69.5	43.8	38.6	27.3
Commitments under capital leases (3)	965.1	12.0	48.0	48.0	857.1
Commitments under operating leases (4)	390.4	12.4	49.6	49.5	278.9
Newbuilding installments/conversion (5)(6)(7)	1,306.2	225.2	703.1	377.9	—
Purchase obligation (8)	55.0	55.0	—	—	—
Asset retirement obligation	22.2	—	—	—	22.2

Total U.S. Dollar-Denominated Obligations	7,871.1	806.0	2,375.2	1,632.3	3,057.6

Euro-Denominated Obligations: (9)
Long-term debt (10)	329.5	7.4	32.4	37.2	252.5

Total Euro-Denominated Obligations	329.5	7.4	32.4	37.2	252.5

Norwegian Kroner-Denominated Obligations: (9)
Long-term debt (11)	578.5	34.8	115.3	296.6	131.8

Total Norwegian Kroner-Denominated Obligations	578.5	34.8	115.3	296.6	131.8

Total	8,779.1	848.2	2,522.9	1,966.1	3,441.9

(1)	Excludes expected interest payments of $57.4 million (remainder of 2013), $184.1 million (2014 and 2015), $148.1 million (2016 and 2017) and $150.7 million (beyond 2017). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2013, plus margins on debt that has been drawn that ranges up to 4.5% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge on certain of our floating-rate debt.
(2)	Includes, in addition to lease payments, amounts we may be required to pay to purchase five leased vessels from 2014 to the end of the period when cancellation options are first exercisable. For two of the vessels, the owner has notified us that it intends to terminate the capital leases. The purchase price for any vessels we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 4 – Vessel Charters.”
(3)	Existing restricted cash deposits of $475.4 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor. We expect to receive approximately $347.0 million for these leases from 2013 to 2029.
(5)	Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for two shuttle tankers, two LNG carriers, two FSO conversions and one FPSO unit as of June 30, 2013. Please read “Item 1 – Financial Statements: Note 9 (a) – Commitments and Contingencies – Vessels Under Construction.” The newbuilding installment/conversion obligation amounts shown in the table above do not include the two additional LNG newbuildings that Teekay LNG ordered in July 2013.
(6)	Teekay LNG has a 50% interest in a joint venture that has entered into an agreement for the construction of eight LPG carriers. As at June 30, 2013, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $23.7 million (remainder of 2013), $242.4 million (2014 and 2015) and $69.6 million (2016 and 2017), of which our share is $11.9 million (remainder of 2013), $121.2 million (2014 and 2015) and $34.8 million (2016 and 2017). Please read “Item 1 – Financial Statements: Note 9 (b) – Commitments and Contingencies – Joint Ventures.”
(7)	Teekay Tankers entered into an agreement with STX for the construction of four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings. As at June 30, 2013, the commitment on the vessels as per agreement signed on April 8, 2013, excluding capitalized interest and other miscellaneous construction costs, totalled $178.0 million. According to the existing newbuilding agreement, payments required as at June 30, 2013 were $17.0 million (remainder of 2013), $8.5 million (2014), $89.0 million (2015) and $63.5 million (2016). As at June 30, 2013, Teekay Tankers had not made any installment payments to STX for the four newbuilding LR2 vessels as Teekay Tankers have not received refund guarantees. Teekay Tankers has the ability to cancel the newbuilding order at its discretion prior to receiving the refund guarantees. As a result, the newbuilding installment/conversion obligation amounts shown in the table above do not include these four product tanker newbuildings. Please read “Item 1 – Financial Statements: Note 9 (c) – Commitments and Contingencies—Legal Proceedings and Claims.”
(8)	Represents as of June 30, 2013, the total purchase price of approximately $55 million to acquire a 2010-built HiLoad DP unit from Remora AS. Please read “Item 1 – Financial Statements: Note 9 (c) – Commitments and Contingencies – Purchase Obligation.”
(9)	Euro-denominated and Norwegian-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2013.
(10)	Excludes expected interest payments of $2.7 million (remainder of 2013), $10.1 million (2014 and 2015), $9.1 million (2016 and 2017) and $4.9 million (beyond 2017). Expected interest payments are based on EURIBOR at June 30, 2013, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(11)	Excludes expected interest payments of $21.8 million (remainder of 2013), $74.8 million (2014 and 2015), $39.3 million (2016 and 2017) and $0.8 million (beyond 2017). Expected interest payments are based on NIBOR at June 30, 2013, plus a margin between 4.75% to 5.75%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of June 30, 2013. The expected interest payments and principal repayments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our Norwegian Kroner-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

Goodwill

At June 30, 2013, the shuttle tanker segment and liquefied gas segment had goodwill attributable to them. Based on conditions that existed at June 30, 2013, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2013 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	expected costs and delivery dates of and financing and estimate costs for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;

•	the expected delivery and fully built-up cost for Teekay Tankers four LR2 newbuildings, the expected operation of those vessels in our Taurus Tankers LR2 pooling arrangement, and Teekay Tankers’ potential to exercise options for additional LR2 newbuildings;

•	the expected timing and certainty of Teekay Tankers receiving refund guarantees from STX and the expected financing of construction installment payments, and the potential for Teekay Tankers to amend the contract terms (and the nature, extent and terms of any such amendments) or cancel these LR2 vessel orders prior to the time such refund guarantees are provided;

•	Teekay Offshore’s acquisition of a HiLoad Dynamic Positioning unit and our entry into a related agreement with Remora AS; the expected commencement of operations of the HiLoad DP unit at its full time-charter rate;

•	the timing and cost of converting the Navion Clipper into an FSO unit and the timing of commencing its 10-year charter contract with Salamander;

•	the cost of converting the Randgrid in an FSO unit, the timing of commencing its three-year charter contract with Statoil and the cost and certainty of Teekay Offshore’s acquisition of the remaining 33% ownership interest in the Randgrid shuttle tanker;

•	the expected timing of receiving final acceptance of the Voyageur Spirit FPSO unit and our continued indemnification of Teekay Offshore associated with the Voyageur Spirit FPSO off-hire while waiting for final acceptance;

•	the outcome of our commercial discussions with E.ON with respect to compensation associated with the Voyageur Spirit FPSO off-hire related to the period prior to final acceptance;

•	the ability to repair Foinaven FPSO gas compressor and other subsea production issues by November 2013;

•	Teekay LNG’s expected timing, amount and method of financing for the four LNG carrier newbuildings ordered from DSME and the LNG carrier newbuilding from Awilco, and our expectations regarding the fuel-efficiency of the MEGI engines;

•	the rents we expect to receive as lessor under operating leases;

•	insurance coverage and indemnification for costs related to the collision between the Navion Hispania and the Njord Bravo;

•	the impact on operating income, the expected repair and insurance coverage, the completion, cost and recovery of certain capital upgrade costs, and the expected return to operations of the Petrojarl Banff FPSO unit and the Apollo Spirit storage tanker, following storm damage to the unit which was incurred in December 2011;

•	the ability of Teekay LNG to collect loans made to its joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker;

•	the outcome of ongoing tax proceedings, including the HMRC’s legal challenge of tax benefits similar to the ones provided under the RasGas II Leases;

•	the listing of Teekay Offshore’s recent NOK bonds on the Oslo Stock Exchange;

•	the expected timing and costs of upgrades to any vessels;

•	the future valuation or impairment of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for five of Teekay LNG’s Suezmax tankers;

•	our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	declining market vessel values and the effect on our liquidity;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the impact of future regulatory changes or environmental liabilities;

•	taxation of our company and of distributions to our stockholders;

•	the expected lifespan of our vessels;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the adequacy of our insurance coverage for accident-related risks, environmental damage and pollution;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our hedging activities relating to foreign currency exchange and interest rate risks;

•	the condition of financial and economic markets, including interest rate volatility and the availability and cost of capital;

•	the growth of global oil demand;

•	our exemption from tax on our U.S. source international transportation income;

•	the expected costs required to complete our reorganization;

•	the impact of the LC Bank’s downgraded credit rating on the related lease payments and required cash deposits by the Teekay Nakilat Joint Venture;

•	the estimated loss on our investment in three term loans, our expectation that the second of the VLCCs that secured the loans will be released from Egyptian detention and will trade in the spot tanker market, and our ability to generate positive cash flows and continue to earn a rate above the cash breakeven cost of these VLCCs in the future;

•	our ability to competitively pursue new projects;

•	our competitive positions in our markets;

•	our ability to avoid labor disruptions and attract and retain highly skilled personnel;

•	our involvement in any EU anti-trust investigation of container line operators;

•	changes in applicable industry laws and regulations;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in financial stability of banks providing letters of credit for us or our joint ventures; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSO units and FPSO units; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; Teekay LNG’s ability to secure charter contracts for its newbuilding carriers; shipyard production or vessel conversion delays and cost overruns; changes in our expenses; our future capital expenditure requirements and the inability to secure financing for such requirements; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; our or Teekay Tankers’ ability to access and charter and/or sell at acceptable rates or amounts, if at all, the VLCCs that collateralize the first-priority ship mortgage loans; the testing and final acceptance of the Voyageur Spirit FPSO unit and the outcome of our commercial discussions with E.ON with respect to compensation related to the period prior to final acceptance; the ability to repair the Foinaven FPSO gas compressor and other subsea production issues by November 2013; the ability of the STX shipyard to fulfill its obligations under the newbuilding contracts, including providing refund guarantees to Teekay Tankers; ability of the counterparty to our Suezmax tanker leases to receive board approval to sell two of the five leased vessels; potential inability to realize anticipated benefits of restructurings; inherent uncertainties involving litigation and claims; conditions in the United States capital markets; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2012. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

JUNE 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following 9 to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at June 30, 2013, we had the following foreign currency forward contracts:

			Fair Value /Carrying Amount		Expected Maturity
			of Asset (Liability)		2013	2014
	Contract Amount in		Hedge	Non-hedge	$	$
	Foreign Currency	Average	$	$	(in millions of U.S.
	(millions)	Forward Rate (1)	(in millions of U.S. Dollars)		Dollars)
Norwegian Kroner	1,039.4	5.97	—	(4.3)	106.1	68.1
Euro	2.0	0.75	—	(0.1)	2.7	—
Canadian Dollar	10.5	1.03	(0.1)	(0.1)	10.2	—
British Pound	1.8	0.63	(0.1)	—	2.9	—

			(0.2)	(4.5)	121.9	68.1

(1)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. As at June 30, 2013, we had Euro-denominated term loans of 253.3 million Euros ($329.5 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest or U.S. Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due between 2013 and 2018. In addition, the cross currency swaps due between 2015 and 2018 economically hedges the interest rate exposure on the NOK bonds due between 2015 and 2018. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds due between 2013 and 2018. As at June 30, 2013, we were committed to the following cross currency swaps:

Notional	Notional		Floating Rate Receivable		Floating Rate Payable			Fixed
Amount	Amount		Reference		Reference			Rate		Remaining
NOK	USD		Rate	Margin	Rate		Margin	Payable	Fair Value	Term (years)
211,500	34,721	(1)	NIBOR	4.75%	LIBOR	(2)	5.04%		120	0.4
700,000	122,800		NIBOR	4.75%				5.52%	(7,734)	2.3
500,000	89,710		NIBOR	4.00%				4.80%	(7,328)	2.6
600,000	101,351		NIBOR	5.75%				7.49%	(4,716)	3.6
700,000	125,000		NIBOR	5.25%				6.88%	(11,677)	3.8
800,000	143,536		NIBOR	4.75%				5.93%	(9,628)	4.6

									(40,963)

(1)	Teekay Offshore partially terminated the cross currency swap in connection with its repurchase in January 2013 of NOK 388.5 million of the original Teekay Offshore NOK 600 million bond issue (see note 7)
(2)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5%. Please read “Item 1 – Financial statements: Note 14 – Derivative Instruments and Hedging Activities.”

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2013, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date							Fair Value
	Balance of							Asset /
	2013	2014	2015	2016	2017	Thereafter	Total	(Liability)	Rate(1)
Long-Term Debt:
Variable Rate ($U.S.)(2)	367.0	1,098.7	286.8	298.8	713.7	1,303.8	4,068.8	(3,817.8)	1.6%
Variable Rate (Euro)(3)(4)	7.4	15.6	16.8	18.0	19.2	252.5	329.5	(300.4)	1.4%
Variable Rate (NOK)(4)(5)	34.8	—	115.3	82.4	214.2	131.8	578.5	(585.9)	6.7%
Fixed-Rate Debt ($U.S.)	22.2	44.3	44.3	44.3	43.3	567.9	766.3	(809.9)	7.2%
Average Interest Rate	5.2%	5.2%	5.2%	5.2%	5.3%	7.8%	7.2%
Capital Lease Obligations(6)
Fixed-Rate ($U.S.)(7)	65.1	31.7	4.4	4.5	28.3	26.3	160.3	(160.3)	7.4%
Average Interest Rate(8)	9.2%	7.7%	5.4%	5.4%	4.6%	6.4%	7.4%
Interest Rate Swaps:
Contract Amount ($U.S.)(6)(9)(10)	418.4	512.4	338.1	759.2	412.0	1,295.8	3,735.9	(383.7)	3.6%
Average Fixed Pay Rate(2)	3.3%	2.4%	3.8%	2.7%	3.9%	4.5%	3.6%
Contract Amount (Euro)(4)	7.4	15.6	16.8	18.0	19.3	252.4	329.5	(31.4)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of June 30, 2013, ranged from 0.3% to 4.5%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt.”
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and Norwegian Kroner-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2013.
(5)	Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with ten cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at a rate between 4.80% to 7.49% and interest rate payments swapped from NIBOR plus a margin between 4.00% to 5.75% and into LIBOR plus a margin of 5.04% and the transfer of principal fixed between $34.7 million to $143.5 million upon maturity in exchange for NOK 211.5 million to NOK 800 million.
(6)	Under the terms of the capital leases for three LNG carriers (or the RasGas II LNG Carriers), (see “Item 1 – Financial Statements: Note 4 – Vessel Charters”), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at June 30, 2013 totaled $475.4 million, and the lease obligations, which as at June 30, 2013 totaled $472.4 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2013, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $408.1 million and $469.0 million, ($79.3) million and $108.6 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligations, as applicable. Please read “Item 1 – Financial Statements: Note 4 – Vessel Charters.”
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(9)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(10)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.

TEEKAY CORPORATION AND SUBSIDIARIES

JUNE  30, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See Item 1 – Financial Statements: Note 9(d) to the unaudited consolidated financial statements included in this Report.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and the risk factors described below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

A decline in estimated recoverable amounts from future cash flows and net proceeds from the operation and sale of three VLCC vessels as the primary collateral securing the term loans in which we have invested, could adversely affect the results of our operations and our financial condition.

We previously invested $183 million in three term loans, two maturing in July 2013 and one maturing in February 2014. The term loans are collateralized by first priority mortgages on two 2010-built and one 2011-built Very Large Crude Carriers (or VLCCs), together with other related security. The borrowers have been in default on their interest payment obligations since January 2013. As a result, the Company has taken over technical and commercial management of the vessels. Currently, two of the vessels is trading in the spot tanker market under our management while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to us. If the current value of our security interest in the three VLCC tankers is insufficient to cover all amounts currently owed from the borrower, including due to earning lower rates from the vessels in the spot or time charter markets, incurring higher costs to operate the vessels, further delay in release of one VLCC from detention by Egyptian authorities, or that the value of the two 2010-built and one 2011-built VLCC tankers will decline further, we may not be able to fully recover all amounts due under the loans, which would harm the results of our operations and our financial condition.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

The Company’s 2013 Annual Meeting of Shareholders was held on June 12, 2013. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

Terms Expiring in 2016	Votes For	Votes Against or Withheld	Shares which Abstained	Broker Non-Votes
Peter S. Janson	51,294,012	6,175,644	N/A	N/A
Eileen A. Mercier	51,271,735	6,197,921	N/A	N/A
Tore I. Sandvold	51,369,403	6,100,253	N/A	N/A

The terms of Directors William B. Berry, Dr. Ian D. Blackburne, C. Sean Day, Thomas Kuo-Yuen Hsu, Axel Karlshoej, Bjorn Moller and Peter Evensen continued after the meeting.

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: September 23, 2013	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)